11/19

07028136

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OCE Energies Inc

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

NOV 2 3 2007

THOMSON FINANCIAL

FILE NO. 82- 05206

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 11/20/07

2006 ANNUAL REPORT

Combining **expertise, technology** and **reach** to create **value**

BCE Emergis Inc.

An IT leader in Canada

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. We develop and manage solutions that automate transactions and the secure exchange of information to increase the process efficiency and quality of service of our clients. We have expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and mortgage document processing and registration.

Table of contents

Forward-looking information

Certain information in this annual report is forward-looking within the meaning of securities laws and describes our expectations as at February 21, 2007. Such information is based upon assumptions regarding the possible impact of factors which we consider reasonable. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect their actual outcome. For information with respect to certain of these factors, please refer to the Risks and uncertainties section on page 33 of Management's discussion and analysis, and to our annual information form (Risks and uncertainties) filed with the Canadian securities commissions.

Emergis combines the power of its expertise and deep knowledge of its customers' business processes in the health and financial services sectors, its leading technology, and its extensive reach in their trading communities to create value for its customers and shareholders.

Industry expertise

We possess and cultivate extensive knowledge of our customers' processes and an understanding of their needs. This expertise enables us to better assess their current and future requirements and helps us increase the relevance of our services and customer satisfaction.

Technology and service platforms

Our ability to invest continuously in leading-edge technology allows us to better serve our customers by offering them comprehensive and innovative solutions tailored to their evolving needs.

Reach – Building communities

Our ability to create new electronic communities among the trading partners of our customers and to leverage existing ones also contributes to Emergis' unique position in its target markets.

Combining **expertise, technology** and **reach** to create **value**

2006 milestones

Signed new customers and partners

A major Canadian bank to use our mortgage document processing and registration solution for completing residential mortgage transactions with real estate notaries and lawyers across the country.

A Canadian life insurance company to manage its drug, dental and extended health claims.

A regional health organization to deploy our electronic health record solution across the Montréal Region hospitals.

Ministry of Health and Long-Term Care of Ontario to manage and enhance its health network which processes drug claims under the Ontario Drug Benefit program.

Newfoundland and Labrador Centre for Health Information to build and operate a drug information system.

Renewed major contracts

Workplace Safety and Insurance Board of Ontario: a 6-year contract to develop and operate a claims adjudication system.

A large Canadian telecommunications company: a 3-year contract to provide our managed security services.

Growing our business

	2006	2005	% increase*
Health			
Claims adjudicated (millions)	**64.7**	56.7	14
Claims transported (millions)	**158.1**	130.4	21
Assure Claims cards (end of period) (millions)	**3.7**	3.4	8
Pharmacies (end of period)	**2,900**	2,600	12
Finance			
Tax transactions (millions)	**1.9**	1.5	26
Real estate transactions (thousands)	**204**	160	28
Credit debit transactions (millions)	**189.8**	175.2	8

* based on unrounded data

Launched a new branding strategy

Emergis | assure

Powering Interaction

Emergis Assure solutions link vast health care and business communities, optimizing interaction between members in order to increase process efficiency and facilitate the secure exchange of information.

Emergis | assyst

Simplifying Efficiency

Emergis Assyst solutions reflect the company's deep-rooted knowledge and experience with the needs of targeted groups of professionals. Assyst offers value-added solutions that are designed to improve process and profitability. The name Assyst was inspired by the words assist and system.

Financial highlights

In millions of Canadian dollars, unless otherwise noted
Years ended December 31

	2006	2005	% Change
Operations			
Revenue			
Health	**113.8**	91.9	24
Finance	**56.2**	67.1	(16)
Total	**170.0**	159.0	7
EBITDA[1]			
Reported	**35.4**	28.4	25
Excluding one-time items[2]	**35.7**	26.0	37
Net income from continuing operations			
Reported	**21.7**	3.2	578
Excluding one-time items[2]	**18.0**	(1.0)	
Net income - reported	**28.8**	11.5	150
Cash flow from (used for) operating activities	**16.5**	(17.6)	
Per share data			
Net income from continuing operations			
Reported	**0.23**	0.03	667
Excluding one-time items[2]	**0.19**	(0.01)	
Net income - reported	**0.31**	0.12	158
Cash flow from (used for) operating activities	**0.18**	(0.18)	
Revenue components (% of total revenue)			
Recurring revenue	**87**	94	
Revenue from outside Canada	**7**	11	
Financial position			
Cash, cash equivalents and temporary investments	**99.7**	136.9	
Working capital	**90.9**	109.3	
Long-term debt	**3.1**	4.4	
Equity	**218.8**	205.8	

1 The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers. We define it as net income from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, loss on foreign exchange and income taxes. It agrees, on a consolidated basis, with the amount disclosed as earnings before under-noted items in the consolidated statement of earnings. EBITDA is presented on a basis that is consistent from period to period.

2 One-time items include income from contract settlements, restructuring and other charges and related reversals, significant gains on sale of assets and asset write-downs, the recognition and write-down of future income tax assets and liabilities, and tax rate adjustments, as applicable. One-time items do not include accruals or reversals of accruals made in the normal course of business.

Message to our shareholders



JEAN C. MONTY
Chairman of the Board

2006 was a year of successful execution for Emergis, one of substantial progress from a strategic, operational and financial point of view. Capitalizing on the strength of our unique combination of expertise, technology and reach in the health and financial services sectors, we increased our revenue, significantly improved our profitability and strengthened our market position.

Fellow shareholders,

While 2005 was a critical year for us to refocus our business, establish our leadership in key markets and implement strict cost controls, 2006 was one in which we successfully demonstrated the effectiveness of our value-creation model. Our investments in the creation of leading-edge technology allowed us to strengthen our offerings to our target markets in health and financial services. Our extensive reach, particularly in the health care provider community, has enabled us to accelerate the adoption of our solutions, while positioning us favourably for future opportunities.

We also leveraged our expertise in health to win significant contracts in the drug information system (DIS), electronic health records (EHR) and claims processing areas. These initiatives resulted in a solid financial performance for Emergis in 2006: revenue grew 7%, including 24% growth in health revenue and a 16% decline in financial services revenue. EBITDA before one-time items increased 37% and net income from continuing operations, also before one-time items, reached $18.0 million compared to near break-even in 2005. This progress was rewarded by a 29% increase in our share price during the year.

Developing leading-edge technology

Our recent investments in technology are already generating positive returns for us, providing early confirmation of their ability to generate sustainable revenue streams in the future.

We are developing a best-in-class, multi-benefit claims management solution to increase the value of our offerings to existing insurance company customers and to attract new ones. This investment has already allowed us to win a major new Canadian customer for the management of its drug, dental and extended health claims. We intend to leverage this new solution with other existing customers, and with third-party administrators that process claims for self-insured businesses and other organizations. We will continue to expand its capabilities to include health spending accounts and other types of claims to create future revenue opportunities.



FRANÇOIS CÔTÉ
President and Chief Executive Officer

In the EHR area, we are building a comprehensive, province-wide DIS for the province of Newfoundland and Labrador. The system will allow authorized pharmacists, physicians and other health care professionals to exchange information that will facilitate accurate prescribing and dispensing of medication. Among other features, it will increase the efficiency of drug utilization reviews to reduce the human and financial cost of adverse drug reactions.

In the pharmacy management systems area, we are adding new features to those we offer to our pharmacy customers, including new point-of-sale technology and, in the future, the ability to interface with a DIS.

Our investment in technology also proved successful for our mortgage document processing solution. Over the past two years, we have developed a national version of the solution based on the one already used by real estate notaries in Québec. This enhanced technology made it possible for us to enter into an agreement with the largest residential mortgage lender in the country which will provide us with a significant new source of mortgage transactions in the future. We plan to launch our Assyst Real Estate national platform in collaboration with this major Canadian financial institution in Ontario and British Columbia in 2007.

With the development of a new solution for the processing of payment remittances, we successfully transferred our bank customer activity from a legacy platform to the new solution, allowing us to extend our relationship with them and offer new features in a more cost-effective way.

Our efforts to develop our technology and enhance our offerings to our target markets have contributed to our success in renewing and expanding existing contracts with key customers as well as securing new customers.

Extending our reach

In addition to the investments we made in our technology, we leveraged our extensive reach in the health care provider and legal communities to increase the adoption of our solutions and generate new revenue opportunities.

Emergis is uniquely positioned in the pharmacy management systems sector, an area whose 2006 revenue and earnings contribution grew 21% and more than 100%, respectively. The acquisition of FrontLine, an Ontario-based provider of pharmacy management systems, allowed us to further penetrate the Ontario market and strengthen our leadership in Canada. We now have 2,900 pharmacies across the country using our systems. Our extensive reach in the pharmacy management systems market positions Emergis as a key player in the DIS market, as governments look to pharmacies as the primary source of prescription information to populate the DIS data repositories in the future. In addition to our pharmacy management systems business, we reach virtually all pharmacies in Canada with our electronic network which transports prescription drug and dental insurance claims.

An estimated 8.0 million Canadians, some 8% more than in 2005, used our Assure drug card and generated 58 million drug claims which Emergis adjudicated in 2006. Emergis remains the largest provider of such services to the insurance industry in Canada.

We developed and operate a claims adjudication system for the workers' compensation board in Ontario. In 2006, we expanded our reach in the health care provider community that submits workers' compensation claims by increasing the number of providers electronically submitting claims to the system by 15% to 3,900. With the renewal of our contract with the board, we extended our relationship for another six years and added new features to the suite of services we already provide.

In the financial services sector, with 80% of real estate notaries in Québec using our Assyst Real Estate solution, we are a market leader in the province, and are well-positioned to extend our success into other provinces. To accelerate the adoption rate of our solution, we signed a number of partnership agreements with real estate software vendors with the view to creating a significant footprint for our solution in Ontario and British Columbia.

In partnership with banks, we are the largest provider of electronic business-to-government tax remittance services in Canada, having processed some 1.9 million tax filings and tax payment transactions in 2006. Our tax solution is offered by all major banks in Canada to their corporate customers. Having grown 26% in 2006, we intend to increase the number of transactions in 2007 with the introduction of new tax types and joint marketing programs with the banks to enroll additional corporate customers.

Leveraging our expertise

Our expertise and experience in the health sector have allowed us to make progress in the public health sector. In addition to developing a DIS for the Government of Labrador and Newfoundland, we have also been successful in marketing our solutions to regional health organizations and hospitals with the acquisition of Dinmar, a company specialized in providing EHR solutions and consulting services. This acquisition was essential for our signing of a contract for the installation of interoperable EHR systems across the region of Montréal.

With Dinmar, we also acquired a consulting practice focused on the health market, which complemented and enhanced our existing health expertise. We intend to leverage our market reach to extend this expertise to our other customers and thereby broaden our range of services.

In serving our customers in the health and financial services sectors, we have developed specialized expertise for maintaining the security of information and processes, which we believe we can offer successfully on a standalone basis as well as in conjunction with our health and financial services offerings. We had a number of wins in this area in 2006, including the renewal of a major managed security services contract with a large telecommunications company. We will continue to support this customer with a range of technology solutions, processes and facilities, and with our specially trained personnel. We expect to grow our security-related activities in 2007.

Our expertise in developing and operating large drug claims processing systems was a key factor in winning a contract to manage and enhance the Ontario government's Health Network System, which processes 99 million drug claims each year under the Ontario Drug Benefit program. This contract win represented a major milestone in our strategy to further penetrate the Ontario market in 2006.

Looking forward

Our roadmap for 2007 is clear. We will continue to invest in our technology to increase the scope and functionality of our solutions and the value we offer to our customers. We will expand our reach in our chosen markets in health and financial services through adoption programs and new contract wins. Finally, we will capitalize on our proven expertise to generate new revenue streams from existing customers through services that will increase their efficiency or enhance the service offering. In addition to our efforts to increase organic growth, we will continue to seek complementary acquisitions to extend our reach and our solutions offering, particularly in the health sector. We will also continue to review our solutions to ensure they meet, or demonstrate the potential to meet, our growth and strategic objectives.

Acknowledgements

We would like to thank our employees for their outstanding efforts and dedication during this year of intense activity, and our clients for their continued loyalty and trust. We reiterate our commitment to meeting and exceeding their expectations. We would also like to express our appreciation to our fellow board members for their continued support and counsel.

Finally, we would like to thank you, our shareholders, for your confidence in the company and in its future. The future is promising for Emergis and, given the renewed momentum in our operating and financial performance, we are confident in the Company's ability to grow profitably.

Jean C. Monty
Chairman of the Board

François Côté
President and Chief Executive Officer

Management's discussion and analysis

In millions of Canadian dollars, unless otherwise noted

This management's discussion and analysis (MD&A) provides our review of the Company's operations, performance and financial condition for 2006, and compares the 2006 financial results to those of 2005. The MD&A communicates our outlook for the Company for 2007, as well as the issues and risks that may have an impact on our future performance. It is intended to supplement the financial information included in the consolidated financial statements, notes and other financial information elsewhere in this annual report and in our annual information form or other documents filed on SEDAR at www.sedar.com and available on our website at www.emergis.com. As a result, it should be read in conjunction with such financial information. This MD&A is current as at February 21, 2007.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our", "the Company" or "Emergis," we mean Emergis Inc. and its subsidiaries.

Caution regarding forward looking information

Certain information in this MD&A, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this MD&A describes our expectations as at February 21, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, amongst others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, our ability to deliver development and implementation projects in a timely manner, the non-renewal of major contracts which expire in the near term, complexities and timing of signing large customer contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to our industry's rapid pace of change, the limited time to capitalize on market opportunities, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this MD&A, we do not assume any significant acquisitions, dispositions or one-time items. We do assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. One of these major customer contracts represents slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of new contracts. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affects our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which

At a glance

we think is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced on-going payments. We have assumed a certain progression which may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of this MD&A and to our Annual Information Form (risks and uncertainties) filed with the Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS MD&A REPRESENTS OUR EXPECTATIONS AS AT FEBRUARY 21, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, WE EXPRESSLY DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Overview

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. We develop and manage solutions that automate transactions and the secure exchange of information to increase the process efficiency and quality of service of our customers. We have expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration.

In Canada, we deliver our solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporations, real estate lawyers and notaries and 2,900 pharmacies. Our electronic health record solutions are also delivered in the U.S. and Australia.

Our head office is located in Longueuil, Québec. We also have offices in various other locations in North America, including principally the Toronto and Ottawa areas in Ontario; Mont-Saint-Hilaire, Québec; Calgary, Alberta; and the San Francisco area in California. Our employees numbered 938 at December 31, 2006. Our shares are listed on The Toronto Stock Exchange (TSX: EME) and are included in the S&P/TSX Composite Index.

Customer segments

In 2006, our operations, other than our discontinued operations, addressed principally two customer segments: Health and Finance. In addition, our non-core segment contributed to earnings in 2006 and the fourth quarter of 2005.

Health

Emergis' main business activities in the health sector include the adjudication and transport of drug, dental and extended health claims primarily on behalf of private and public insurers. We operate a claims processing platform that was developed for the largest workers' compensation board in the country. On the health care provider side, in Canada, we deliver pharmacy management solutions that automate the prescription fulfilment process and in-store operations. We provide care delivery organizations in North America and Australia with electronic health record (EHR) systems and associated services, including design, implementation and support, as well as strategic planning, change management, information security and other consulting services. We are also developing a drug information system (DIS) solution for The Newfoundland and Labrador Centre for Health Information.

Management's discussion and analysis

In millions of Canadian dollars, unless otherwise noted

Finance

This segment offers finance-related electronic business solutions to financial institutions, large corporations, and the real estate legal community. The focus of this business segment is on cash management solutions, the electronic processing and registration of loan documents, debit and credit card authorizations, and managed security services.

Non-core operations

We recorded reductions in direct and operations costs of $1.0 million in 2006, and $2.2 million in 2005, resulting from the reversal of certain tax provisions.

Objectives and strategy

2007 Objectives

- Grow revenue organically and through selective acquisitions
- Improve profitability through revenue growth and cost management
- Increase shareholder value through the above actions and other means

Strategy overview

Our business strategy for 2007 follows the plan developed in 2005 and acted on in 2006 — to develop existing markets in the health and financial services sectors. We will continue to penetrate and expand these markets through the offering of existing solutions to new customer groups and new solutions to existing customers, as well as moving into adjacent markets in health and financial services. These adjacent markets include those for security solutions and consulting services.

We rely on our technology, our knowledge and business process expertise in the health and financial services sectors, as well as our ability to create electronic communities and leverage existing ones among the trading partners of our customers, as key differentiating factors for us to win new business.

We will continue to drive operational efficiencies in our business to improve our profitability and to review our solutions in the normal course of business to ensure they meet or demonstrate the potential to meet our growth and strategic objectives. We will look to acquisitions to accelerate our growth within our chosen markets, take advantage of the operational leverage inherent in our business model, and will consider using financial levers to increase shareholder value.

Health market

The health sector continues to provide Emergis with significant growth opportunities arising from the desire on the part of governments and government agencies, insurers, and health care providers to use information technology to improve the quality of care and to contain rapidly growing service and administrative costs. The value of our solutions includes the lowering of health care delivery costs and improved patient outcome, as well as the lowering of administrative costs and increased process efficiency.

Emergis' Health strategy centres on three key market segments: private insurers, governments and government agencies, and health care providers.

Private insurers, represented mainly by the major insurance companies, continued to be significant contributors to Emergis' Health revenue in 2006. Our strategy for private insurers is to further increase our penetration of the claims adjudication business, capitalizing on the growing number of prescriptions being issued as a result of an aging population and the introduction of new drugs, the continuing trend to settle claims electronically rather than using paper reimbursement, expanding our coverage to adjudicate different types of claims, such as dental and extended health claims, and adding new customers.

Emergis provides services to three of the largest life insurance companies, which collectively represent about half of the private group health insurance market in Canada. We will continue to work closely with our customers in promoting the adoption of electronic claims transport and adjudication across Canada. We are also developing a multi-benefit claims platform, the first module of which, a dental claims adjudication engine, is expected to be available in 2007. Subsequent modules will include extended health claims adjudication, the management of health spending accounts and a new drug claims adjudication engine. The rollout of the multi-benefit claims platform is expected to attract new business for us, including new customers such as insurance companies, for which we do not currently provide service, and third party administrators, who process claims for self-insured businesses and other organizations. We are also looking to provide additional services.

On the government agency side, we are targeting the expansion of our claims processing activities with provincial health plans and provincial workers' compensation boards. In 2006, we signed an agreement with the Ontario Ministry of Health and Long-term Care to manage the ministry's Health Network System, including the evaluation of and payment file preparation for approximately 99 million drug claims each year under the Ontario Drug Benefit program. Ramping up in 2007, this project leverages our expertise in providing claims processing services to public insurers. We intend to pursue similar opportunities with other provincial governments.

In the workers' compensation claims area, Emergis developed, in 2001, and operates a claims processing system for the Ontario Workplace Safety and Insurance Board and provides drug claims processing for the British Columbia workers' compensation board. We recently renewed our contract with the Ontario board for an additional six years. With this renewal, we are looking to increase the number of health care providers connected to the platform in order to electronically capture a larger portion of claims submitted. In 2006, the number of providers connected to the platform increased by 15% to 3,900. We are also looking to add to the suite of services we provide to the Ontario board. We are pursuing opportunities to offer similar services to workers' compensation boards in other provinces and in selected jurisdictions in the U.S.

In 2006, we increased the total number of claims we transported by 21% to 158.1 million and those we adjudicated by 14% to 64.7 million compared to 2005 levels. The growth in claims transported was supported by the annualized impact of the acquisition of the Canadian network operations of NDCHealth in March 2005.

In 2006, we evolved our strategy to pursue opportunities created by EHR and DIS projects at the provincial level across the country to include opportunities at the regional and individual hospital levels as well. With the acquisition of Dinmar Consulting Inc. (Dinmar) in July 2006, we acquired world-class technology and expertise that address this expanded market. Combined with Emergis' market presence, technology and financial strength, we believe we have a strong market offering to address the EHR market at all levels.

An EHR is a comprehensive electronic file of an individual's medical history expected to replace paper files or order forms for examinations, procedures, prescriptions and test results that accumulate over time in various doctors' offices, hospitals, clinics and test centres. An EHR system also has the ability to interface with the various legacy information systems of a hospital. Included in an EHR is prescription drug information generated by a DIS. The systems supporting the EHR would manage the order format, collection, storage and access of data making up an individual's record.

Major EHR projects at the provincial level have been stimulated by Canada Health Infoway, a federal crown corporation, which funds up to 75% of the development costs of such initiatives that meet Infoway criteria. In June 2006, we entered into an agreement with The Newfoundland and Labrador Centre for Health Information for the development and implementation of a DIS for the province. Deployment is planned for 2008. Leveraging our technology, our process knowledge of the health sector, and our extensive connections to health care providers, we will continue to pursue other opportunities as Newfoundland and other provincial governments initiate new EHR projects.

In addition to providing certain basic health information on a province-wide basis, EHR systems are being deployed in hospitals and in multiple hospital or regional settings that offer comprehensive patient information for use by clinicians to support patient management as well as clinical care. Our interoperable EHR system called Oacis has been installed in hospitals in Canada, the United States and Australia. Among its more recent installations was that in the Champlain Region Local Health Integration Network (LHIN) in Eastern Ontario. In late 2006, it was purchased by l'Agence de la santé et des services sociaux de Montréal for deployment in hospitals across the Montréal region, following its installation in the eight teaching hospitals representing the McGill University Health Centre and Centre hospitalier de l'Université de Montréal. We expect to expand our interoperable EHR client base to other geographic areas. We believe that the market for regional EHR systems in Canada and internationally is greater than that for province-wide systems, while offering a shorter sales cycle.

On the provider side, our systems now manage the operations of 2,900 pharmacies, making Emergis the largest provider of pharmacy management systems in Canada. This position was created through a series of acquisitions of pharmacy solutions providers in the past three years. We plan to reduce the number of software platforms we maintain, and in the standardization of our platforms deploy best-of-breed solutions throughout our pharmacy base. We expect to continue to expand our pharmacy solutions business through acquisition, by increasing our presence in pharmacy chains, selling new solutions, and by extending our solutions to other types of health care providers, primarily to support the creation of electronic communities of health care providers for our EHR initiatives.

With the acquisition of Dinmar in 2006, we also acquired a consulting practice focused on the health market. Our consultants offer strategic planning, systems integration and implementation, change management, information security and other services. We intend to leverage our market reach to extend this practice to our other clients and thereby broaden our range of services.

Security and privacy are essential elements of the solutions we offer. We have developed specialized expertise and solutions for maintaining the security of information and processes, which we believe we can offer successfully on a standalone basis as well as in conjunction with our health and financial services offerings. Our security services enable customers to enhance their own security operations, providing increased protection from attacks, server stability and system integrity, and assist their security operations personnel in meeting stringent regulatory and compliance requirements. We had a number of successes in this area in 2006 and expect to grow this business in 2007.

Financial services market

This segment's activities now consist primarily of solutions which financial institutions can use to improve their operating performance and quality of service, or can add to their portfolio of cash management services and generate additional revenue. Emergis' main business activities in the financial services sector are in the cash management area, the electronic processing of loan documents, and debit and credit card authorizations. Our strategy for this segment is to remain focused on the financial institutional market, grow these activities and continue to improve its profitability.

Cash management solutions consist of electronic payment remittance solutions for Canadian businesses and consumers, and an electronic tax filing and remittance solution that allows businesses to file and pay various taxes to governments through their bank. For electronic remittances, we will continue to migrate existing customers from our legacy payment platforms to our newer, more cost-effective and feature-rich remittance platform. For our tax solution, we will work with our existing bank customers to aggressively market the solution to their business customers and to add new banks and new tax forms to the platform.

Cash management solutions also include the Visa Commerce payment solution for businesses that leverages Visa's global network. In late 2006, Visa informed us that it will no longer pursue the business line that was served by Visa Commerce and, as a result, will not extend its contract with Emergis for Visa Commerce beyond its current expiry date in June 2007. Adoption of this business-to-business electronic payment solution has continued to be below original estimates prepared several years ago when the solution was conceived.

Electronic processing of loan documents includes the processing and closing of mortgages on behalf of notaries and real estate lawyers. The solution is already in full operation in the Québec market and has been used by approximately 80% of notaries involved in real estate in the province and by two banks. Over the last two years, we developed a national version of the solution and signed another major Canadian bank with nationwide operations and two software suppliers serving the real estate legal communities in British Columbia and Ontario. We expect to roll out the solution in Ontario and British Columbia in 2007, having already initiated service with this bank in Québec. In the longer term, we also plan to expand our offering to include new services, such as the discharge and electronic funding of mortgages.

Our other loan document solution, a lien registration service which was in operation for most of 2006, streamlined the process of securing financing and leasing transactions for automobiles, trucks, machinery and other personal property by offering a single entry point to each provincial registrar for lien registration. We came to believe that this business would not meet our growth and profitability targets and, in December 2006, sold it to a strategic buyer. We will provide transition services to the buyer until mid-2007 to facilitate its transfer.

Our debit and credit card authorization activities focus on independent sales organizations, whose customers are businesses that prefer to deal with non-bank suppliers for their debit and credit card authorization hardware and software needs. We intend to manage these activities so as to maximize their cash flow potential.

Other activities in our Finance segment include our program to realize the value of a patent we hold on our electronic invoice presentment and payment technology, and a managed security services contract with a telecommunications company. We intend to continue our patent program in 2007. Our subsidiary, Emergis Technologies, was granted a U.S. patent in March 2000 for a process for the electronic receipt and payment of invoices. We no longer offer this solution commercially.

In the managed security services area, we recently renewed a major contract with a telecommunications company for three years. In support of its government clients, we will continue to provide the telecommunications company with a range of technology solutions and facilities; specially trained, security-cleared personnel; and advanced change management processes.

Success factors

External success factors

In mapping out our strategy, we consider the following external factors as key in shaping the business environment in which we operate.

Economic conditions: The strength of the overall economy impacts the level of technology spending by companies and governments, which in turn may impact our ability to sell, as well as the way we market and sell our solutions.

Health care IT spending: We rely on government funding being made available for health care-related initiatives in response to demands from citizens and health care providers to improve the quality and availability of service.

Management's discussion and analysis

In millions of Canadian dollars, unless otherwise noted

Adoption: We develop and market technology solutions that transform paper business processes into electronic business processes. Our success is dependent upon the overall rate of adoption of such technologies and processes by our target markets. Increased adoption of technology solutions will have a positive impact on the demand for our solutions and the expansion of our electronic trading communities.

Competitive positioning: We face competition from companies selling similar solutions, as well as from potential customers operating in-house solutions. Competitive pressures may impact our ability to grow, maintain our revenue base and retain customers. Competition may also affect the solution functionality we must develop and the selling strategies we must adopt.

Productivity: Since our solutions can increase the operating efficiency of our customers through the conversion of paper business processes into electronic ones, productivity pressures among existing and potential customers should have a positive effect on our business. The return on investment we are able to offer to our customers is a key determinant in their decision to adopt our solutions.

Legislation: Certain of our opportunities depend upon a favorable regulatory environment and the enactment of changes to government legislation that is required for or facilitates the realization of these opportunities.

Internal success factors

In order to achieve our objectives, we depend on the following critical internal success factors.

Employees: Our ability to innovate, develop, sell and deliver solutions on time to customers is dependent upon our ability to attract and retain highly skilled, committed and creative employees.

Service quality: Our ability to deliver our solutions and provide our services to customers on time, in accordance with the expected levels and quality of service, including network and application security, availability and reliability, will affect our growth and profitability.

Scale: We must work to achieve scale in our business by increasing the number of transactions processed by our technology platforms in order to improve our profitability.

Market expertise: Our solutions automate processes in the health and financial services markets. We require significant and up-to-date knowledge of these markets and their processes in order to sell effectively and tailor our solutions to the needs of our customers.

Development of electronic trading communities: We must find ways to encourage the adoption of our solutions by the trading partners of our customers, including the real estate legal community.

Sales and marketing: Our ability to be effective in marketing and selling our solutions will affect our growth and profitability.

Research and development: We must maintain an adequate level of funding for research and development to allow us to expand our offerings.

Innovation: Our ability to develop and utilize innovative processes, services and solutions will impact our growth potential and profitability.

Technology: Our technology must reliably and securely meet the needs of our customers and their trading partners in terms of functionality, ease of use and cost for them to adopt and continue to use our solutions.

Operating efficiency: Our operating costs, consisting mainly of costs associated with employees, computing and telecommunications must be maintained at levels that will enable us to attain our profitability targets. Similarly, we must also continue to be effective in our allocation of capital resources and focus on execution, delivery and control.

Project delivery capabilities: We undertake large scale development and implementation projects for certain customers. The extent to which these projects are delivered on time and on budget will impact our reputation, growth potential and profitability.

2006 Corporate highlights

Acquisition of Dinmar Consulting Inc.

In July 2006, we acquired all the issued and outstanding shares of Dinmar. The acquisition price of Dinmar was $40.1 million, including: $25.9 million in cash; $6.2 million in Emergis treasury shares, of which $3.1 million were issued at closing (0.6 million shares); and $3.1 million (0.6 million shares) are to be issued in March 2007 pending any claims for indemnification; and; $8.0 million to be paid on January 1, 2008 due to the achievement of certain post-acquisition financial targets. The $8.0 million amount is included in long-term deferred credits and other, as at December 31, 2006. Half of this $8.0 million may be paid in Emergis shares, at Emergis' option. Included in the purchase price, are transaction costs of $0.8 million incurred with the acquisition, relating mostly to professional fees and integration costs. Dinmar, based in Ottawa, was a provider of electronic health record technology solutions and consulting services to the health care community. We expect to finalize the purchase price allocation in the first quarter of 2007.

Acquisition of FrontLine Solutions Inc.

In May 2006, we acquired certain assets and assumed certain liabilities of the pharmacy management services business of FrontLine Solutions Inc. (FrontLine) for a cash consideration of $4.2 million. We also incurred transaction costs in the amount of $0.2 million in connection with the acquisition, relating mostly to integration costs. The pharmacy management services business, based in Ontario, provided pharmacy solutions that automate the prescription fulfillment process as well as an integrated point-of-service solution for in-store operations.

Sale of lien registration solution

In December 2006, we sold the assets related to our lien registration solution for a total cash consideration of $1.7 million and a further $0.1 million, subject to certain conditions. We also incurred transaction costs in the amount of $0.1 million in connection with the disposal. Further consideration of up to $1.3 million may be received, contingent upon the purchaser entering into an agreement with a customer of the lien registration solution, on or before May 16, 2009. The additional contingent consideration, if any, will be recorded as a gain on sale, upon receipt. For the year ended December 31, 2006, we recorded a gain on sale of $0.3 million, which was included in income from continuing operations.

Normal course issuer bid

In March 2006, we initiated a normal course issuer bid (NCIB) to be in effect for up to one year. Purchases made pursuant to the bid are not to exceed 5,970,000 common shares. As at February 21, 2007, 4,415,168 common shares had been repurchased and cancelled under this bid at an average price of $5.09 per share for an aggregate cost, including related expenses, of $22.6 million.

Definitions

Recurring revenue: Recurring revenue includes revenue from transactions or usage-based charges for access to our technology and for services including claims transport, adjudication and payment, cash management, electronic processing and registration of loan documents, and electronic document exchange. Recurring revenue also includes hardware sales related to our Assyst Rx and Assyst Point-of-Sale (pharmacy management) solutions, pharmacy software license fees, fixed and/or user-based monthly charges, primarily for hosting and securing network services, maintenance and activation fees, and interest earned on amounts held on behalf of customers and third parties. It is important to note that recurring revenue refers to the underlying nature of the revenue, as described above, and that revenue from contracts that are not likely to be renewed will be included in this category if it results from the activities described above.

Deployment and consulting revenue: Deployment revenue includes fees for professional services related to the development of our solutions and the implementation, installation and integration of our solutions and those of our partners for their customers. Deployment revenue also includes

In millions of Canadian dollars, unless otherwise noted

hardware sales, excluding those related to our Assyst Rx and Assyst Point-of-Sale (pharmacy management) solutions, and one-time software and patent license fees. Consulting revenue includes fees for management and information technology consulting services to health care providers.

Our revenue recognition policy is disclosed in Note 2 to our 2006 Consolidated financial statements.

One-time items: One-time items include income from contract settlements, restructuring and other charges and related reversals, significant gains on sale of assets and asset write-downs, the recognition and write-down of future income tax assets and liabilities, and tax rate adjustments, as applicable. One-time items do not include accruals or reversals of accruals made in the normal course of business.

EBITDA: The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers. We define it as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, loss on foreign exchange, and income taxes. It agrees, on a consolidated basis, with the amount disclosed as earnings before under-noted items on the consolidated statements of earnings. EBITDA is presented on a basis that is consistent from period to period.

We believe EBITDA to be an important measurement that allows us to assess the operating performance of our ongoing businesses without the impact of depreciation and amortization expenses. We exclude depreciation and amortization expenses because their level depends substantially on non-operating factors such as the historical cost of capital assets.

EBITDA allows us to compare our operating performance on a consistent basis. Certain investors and analysts use EBITDA in measuring a company's ability to service debt, meet other payment obligations, as well as in valuations. The following table reconciles EBITDA excluding one-time items to EBITDA.

	2006	2005	2004
EBITDA excluding one-time items	**35.7**	26.0	12.0
Income from contract settlements	—	2.4	13.8
Restructuring and other charges	**(0.3)**	—	(17.8)
EBITDA	**35.4**	28.4	8.0

Net income (loss) from continuing operations excluding one-time items: The following table reconciles our net income (loss) from continuing operations excluding one-time items to our net income (loss) from continuing operations.

	2006	2005	2004
Net income (loss) from continuing operations excluding one-time items	**18.0**	(1.0)	(11.6)
Income from contract settlements	—	2.4	13.8
Restructuring and other charges	**(0.3)**	—	(20.0)
Significant gain on sale of assets	—	—	11.6
Recognition (write-down) of future income tax assets	**4.0**	1.8	(67.7)
Net income (loss) from continuing operations	**21.7**	3.2	(73.9)

2006 Financial highlights

Consolidated statements of earnings

- Total revenue was $170.0 million in 2006 compared to $159.0 million in 2005 due to higher Health revenue, partially offset by lower Finance revenue.
- Recurring revenue represented 87% of total revenue in 2006 compared to 94% in 2005. The change was mainly due to an increase in license and professional services revenue, which we classify as deployment and consulting revenue, including that from Dinmar and that from our Assure EHR portfolio related to a DIS license.
- Health revenue grew 24% from $91.9 million in 2005 to $113.8 million in 2006 mainly due to (i) the acquisitions of Dinmar, FrontLine, and NDCHealth Corporation's Canadian claims transport and pharmacy management services businesses, (ii) organic growth in our Assure Claims Drug (drug claims adjudication) and Assyst Rx and Assyst Point-of-Sale (pharmacy management) solutions, and (iii) higher revenue from our Assure EHR portfolio related to a DIS license. These increases were partly offset by the expiry of an Assure Claims Network (claims transport) contract on December 31, 2005.
- Finance revenue decreased 16% from $67.1 million in 2005 to $56.2 million in 2006 mainly due to the wind-down of the commercial operations of our eInvoicing solution, the expiry of a transition services contract, and lower professional services revenue related to our Visa Commerce activities. These decreases were partly offset by higher license revenue from our patented eInvoicing technology and professional services revenue related to our Assure Pay Tax (filing and remittance of taxes) portfolio.
- EBITDA excluding one-time items increased to $35.7 million in 2006 from $26.0 million in 2005 despite a decrease in EBITDA of $1.2 million from non-core operations. This was mainly accomplished as a result of both (i) organic growth and acquisitions in our Health segment, and (ii) cost containment efforts, which included increased scientific research and experimental development (SR&ED) investment tax credits estimated for prior years, coupled with lower telecom and facilities costs. The EBITDA growth from these accomplishments was partially offset by the wind-down of the commercial operations of our eInvoicing solution and a decline in professional services related to our Visa Commerce activities.
- Net income from continuing operations was $21.7 million or $0.23 per share in 2006 compared to $3.2 million or $0.03 per share in 2005. This improvement was mainly due to an increase in EBITDA excluding one-time items, the absence in 2006 of a foreign exchange loss present in 2005, the recognition of a future income tax asset resulting from the amalgamation of certain subsidiaries, lower depreciation, and higher interest income. The increase was partly offset by the absence in 2006 of income from contract settlements present in 2005 and the reduction of a future income tax liability upon wind-up of a subsidiary in 2005.
- Total net income increased to $28.8 million or $0.31 per share in 2006 from $11.5 million or $0.12 per share in 2005. This increase was mainly due to an improvement in overall profitability in core operations, partly offset by a decrease in net income from non-core and discontinued operations.

Consolidated balance sheets (December 31)

- Cash, cash equivalents and temporary investments in 2006 were $99.7 million compared to $136.9 million in 2005 mainly due to the acquisitions of Dinmar and the pharmacy management services business of FrontLine, the repurchase of common shares pursuant to an NCIB, a negative change in non-cash working capital resulting principally from disbursements related to past restructuring initiatives, and the purchase of capital assets. This decrease was partly offset by higher net earnings from operating activities and cash received as a price adjustment on the sale of our U.S. Health operations in 2004.

Management's discussion and analysis

In millions of Canadian dollars, unless otherwise noted

- Our balance sheet reflects a current ratio (ratio of current assets to current liabilities) of 3.0 times in both 2005 and 2006, and positive working capital (current assets less current liabilities) of $90.9 million in 2006 compared to $109.3 million in 2005. The decrease in current assets from $163.7 million in 2005 to $135.4 million in 2006 is mainly attributable to the change in cash, cash equivalents and temporary investments noted above. Current liabilities decreased from $54.4 million in 2005 to $44.5 million in 2006 mainly due to reductions in accounts payable and accrued liabilities, including reduced balances relating to our restructuring provision payable.

Consolidated statements of cash flows

- Cash flows from operating activities resulted in a net inflow of $16.5 million in 2006 compared to an outflow of $17.6 million in 2005 mainly due to decreases in working capital requirements, including decreased disbursements related to past restructuring initiatives, and improved earnings from operating activities.
- In 2006, a net outflow from investing activities of $36.4 million was mainly due to the acquisitions of Dinmar and the pharmacy management services business of FrontLine, the purchase of temporary investments in commercial paper that have maturities of more than 3 months, and the purchase of capital assets. These outflows were partly offset by cash received as a price adjustment on the sale of our U.S. Health operations in 2004. In 2005, cash flows from investing activities resulted in a net outflow of $61.6 million, of which $59.8 million was due to the purchase of temporary investments. Additional outflows were mainly due to the acquisition of NDCHealth Corporation's Canadian claims transport and pharmacy management services business and the purchase of capital assets. These outflows were partly offset by proceeds received on the sale of our eLending U.S. operations and from a price adjustment on the sale of our U.S. Health operations.
- Cash flows from financing activities resulted in a net outflow of $27.0 million in 2006 compared to an outflow of $43.7 million in 2005. The outflow for 2006 reflects mainly the cost of shares repurchased under an NCIB. The outflow for 2005 reflects mainly the cost of shares we repurchased under a substantial issuer bid (SIB) and an NCIB.

Corporate performance

We have substantially met our 2006 objectives, as set out in the MD&A in our 2005 Annual Report. The progress in achieving these objectives is described below.

Generate organic growth in our health and finance segments

- In the Health sector, revenue increased 24% to $113.8 million. Excluding the impact of acquisitions, Health revenue grew approximately 8%.
- Already a leader in the processing of drug and dental claims in Canada for the private insurer market, we increased the number of claims transported by approximately 8% in 2006 compared to 2005, after adjusting for the full-year impact of the acquisition of the Canadian claims transport activities of NDCHealth in March 2005. The number of claims adjudicated in the twelve months of 2006 increased by 14% to 64.7 million compared to 2005.
- We began the development of a new multi-benefit claims adjudication platform, which will grow our revenue base by adding dental and extended health claims adjudication to our suite of solutions.
- We signed a new client for both drug and dental adjudication — a Québec-based insurance company, and will begin to process claims on its behalf in 2007.
- We signed an agreement with the Ontario government to manage the province's Health Network System, including the evaluation of and payment file preparation for approximately 99 million drug claims each year under the Ontario Drug Benefit program.
- We made significant progress in penetrating the EHR market with the signing of contracts for the development and operation of a DIS for the Province of Newfoundland and Labrador, and for the licensing and installation of our Oacis

interoperable EHR in hospitals in the Champlain Region LHIN in Eastern Ontario, across the region of Montréal, and internationally.

- We increased the number of health care providers connected electronically to the Ontario Workplace Safety and Insurance Board by 15% to 3,900, renewed our contract with the board for an additional six years, and expanded our service offering to them.
- In the Finance sector, certain of our solutions grew significantly, including our mortgage document processing solution whose transactions increased 28% to 189 thousand and our tax filing and payment solution, whose transactions increased 26% to 1.9 million.
- In the mortgage document processing area, we made significant progress in our strategy to expand the solution across the country with the development of a national technology platform, the signing of a major Canadian bank with operations across Canada, as well as two software companies serving the real estate legal community in Ontario and British Columbia. These three developments are expected to generate a significant flow of transactions in 2007 and beyond.

Accelerate growth through selective acquisitions

- We completed two acquisitions in 2006 – that of Dinmar and FrontLine.
- The acquisition of Dinmar for $40.1 million significantly strengthened our position in the EHR market by adding technology and expertise to service hospitals and regional hospital groups. This acquisition was essential for our signing of a contract for the installation of interoperable EHR systems across the region of Montréal.
- With the purchase of FrontLine for $4.4 million, we increased our presence in the Ontario pharmacy management systems market and strengthened our position as the largest provider of such systems in Canada.

Improve profitability through revenue growth and cost management

- We substantially improved our profitability both at the EBITDA and earnings level in 2006 and met or exceeded our financial targets. Our gross margin, representing revenue less direct costs, increased by $10.8 million to $141.7 million, while our operating costs increased by $1.4 million, generating an increase in EBITDA before one-time items of $9.7 million.
- EBITDA before one-time items increased from $26.0 million or 16% of revenue to $35.7 million or 21% of revenue, and net loss from continuing operations before one-time items improved from $(1.0) million or $(0.01) per share to net income of $18.0 million or $0.19 per share as a result of higher EBITDA and lower depreciation and other expenses.
- Net income, which included contributions from discontinued operations in both 2005 and 2006, increased from $11.5 million ($0.12 per share) to $28.8 million ($0.31 per share).

Increase shareholder value through the above actions and other means

- As described above, we have made substantial progress executing the strategy we developed in late 2005. We began to penetrate substantial new markets for health solutions in the government sector with a view to adding to future revenue and profitability, while at the same time growing the revenue and EBITDA contribution of existing health markets.
- We continued to improve the cost structure of our Finance operations, increasing the EBITDA margin of the sector from 10% to 15%.
- We deployed a portion of our cash resources to acquire profitable and synergistic businesses to strengthen our existing operations and to repurchase an additional 4.3 million or 5% of our common shares outstanding through a share buy-back program.
- We believe that the above actions have contributed to the 29% increase in the market price of our common shares from $4.10 per share at the end of 2005 to $5.28 per share at the end of 2006.

Management's discussion and analysis

In millions of Canadian dollars, unless otherwise noted

Selected annual information

	2006	2005	2004
Revenue			
Health	**113.8**	91.9	70.9
Finance	**56.2**	67.1	86.4
Total core	**170.0**	159.0	157.3
Non-core	—	—	39.6
Total	**170.0**	159.0	196.9
EBITDA excluding one-time items	**35.7**	26.0	12.0
Income from contract settlements	—	2.4	13.8
Restructuring and other charges	**(0.3)**	—	(17.8)
EBITDA	**35.4**	28.4	8.0
Net income (loss) from:			
Continuing operations	**21.7**	3.2	(73.9)
Discontinued operations	**7.1**	8.3	12.2
Total	**28.8**	11.5	(61.7)
Basic and diluted earnings (loss) per share from continuing operations	**0.23**	0.03	(0.72)
Basic and diluted earnings per share from discontinued operations	**0.08**	0.09	0.12
Basic and diluted earnings (loss) per share	**0.31**	0.12	(0.60)
Weighted-average number of shares outstanding used in computing basic earnings (loss) per share (in millions)	**92.5**	99.3	103.4
Weighted-average number of shares outstanding used in computing diluted earnings (loss) per share (in millions)	**93.5**	99.3	103.4
Balance sheet, end of year			
Total assets	**280.0**	271.3	352.0
Long-term debt, including current portion	**7.3**	9.5	17.2

In the past three years, total core revenue has trended upward with an increase in Health revenue partially offset by a decline in Finance revenue. Total revenue decreased from 2004 to 2005 mainly due to the ending of revenue from non-core operations. Despite this decrease, EBITDA excluding one-time items increased during this period, reflecting actions taken to reduce costs. EBITDA growth from 2005 to 2006 was achieved through increased revenue and cost containment activities.

During this period, we also recorded a number of one-time charges and income items, which have significantly impacted EBITDA and net income (loss). These one-time items mainly included the recognition and write-down of future income tax assets, restructuring and other charges, income from contract settlements and significant gains on sale of assets. Details of these items are provided in our consolidated financial statements and notes, as well as in this MD&A.

Total assets decreased from 2004 to 2005 due to the sale of our U.S. Health and other operations and to write-downs taken during the period as we refocused our business. The increase from 2005 to 2006 was mainly due to the acquisitions of Dinmar and the pharmacy management services business of FrontLine, coupled with an increase in prepaid expenses, deferred development costs and deferred charges included in other current and long-term assets. These increases were partly offset by a decrease in cash, cash equivalents and temporary investments.

Selected quarterly information

	Q1		Q2		Q3		Q4	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Revenue								
Health	**24.9**	21.4	**25.6**	22.5	**29.2**	23.3	**34.1**	24.7
Finance	**15.4**	17.1	**14.6**	18.2	**14.1**	16.8	**12.1**	15.0
Total	**40.3**	38.5	**40.2**	40.7	**43.3**	40.1	**46.2**	39.7
EBITDA excluding one-time items	**7.7**	5.7	**7.8**	5.3	**9.2**	6.5	**11.0**	8.5
Income from contract settlements	**—**	1.2	**—**	1.2	**—**	—	**—**	—
Restructuring and other charges	**—**	—	**—**	—	**—**	—	**(0.3)**	—
EBITDA	**7.7**	6.9	**7.8**	6.5	**9.2**	6.5	**10.7**	8.5
Net income (loss) from:								
Continuing operations	**3.7**	(3.9)	**3.2**	2.2	**5.1**	0.1	**9.7**	4.8
Discontinued operations	**—**	(1.8)	**7.0**	9.3	**0.1**	(1.3)	**—**	2.1
Total	**3.7**	(5.7)	**10.2**	11.5	**5.2**	(1.2)	**9.7**	6.9
Basic and diluted earnings (loss) per share from continuing operations	**0.04**	(0.04)	**0.03**	0.02	**0.06**	0.00	**0.11**	0.05
Basic and diluted earnings (loss) per share from discontinued operations	**—**	(0.01)	**0.08**	0.09	**—**	(0.01)	**—**	0.02
Basic and diluted earnings (loss) per share	**0.04**	(0.05)	**0.11**	0.11	**0.06**	(0.01)	**0.11**	0.07
Weighted-average number of shares outstanding used in computing basic earnings (loss) per share (in millions)	**93.4**	103.5	**93.0**	101.9	**92.5**	98.0	**91.2**	93.4
Weighted-average number of shares outstanding used in computing diluted earnings (loss) per share (in millions)	**93.5**	103.5	**93.1**	101.9	**92.7**	98.0	**92.2**	93.5
Balance sheet, end of period								
Total assets	**259.0**	319.3	**264.6**	309.7	**268.7**	274.0	**280.0**	271.3
Long-term debt, including current portion	**8.2**	15.7	**7.5**	13.3	**6.9**	11.5	**7.3**	9.5

Management's discussion and analysis

In millions of Canadian dollars, unless otherwise noted

Trends evident in our annual financial results are also evident in our quarterly results, including the upward trend in Health revenue and the decline in Finance revenue. EBITDA excluding one-time items, and net income (loss) from continuing operations, have improved year over year due to the overall increase in revenue and our ongoing expense management. In 2006, the increase in total assets was mainly due to the acquisitions of Dinmar and the pharmacy management services business of FrontLine, coupled with an increase in prepaid expenses, deferred development costs and deferred charges included in other current and long-term assets. These increases were partly offset by a decrease in cash, cash equivalents and temporary investments. In 2005, the decrease in total assets was mainly attributable to the sale of our U.S. Health and other operations and to write-downs taken during the period as we moved to refocus our business.

Fourth quarter 2006: Our fourth quarter 2006 revenue and EBITDA excluding one-time items reflect continued growth in our Health operations, partly offset by the decline in our Finance segment. Revenue for the quarter grew to $46.2 million in comparison to $39.7 million in the fourth quarter of 2005 mainly due to the acquisitions of Dinmar and the pharmacy management solutions business of FrontLine, coupled with organic growth in our Assyst Rx and Assyst Point-of-Sale (pharmacy management) and Assure Claims Drug (drug claims adjudication) solutions. These increases were partly offset by the expiry of a transition services contract, lower professional services related to our Visa Commerce activities, and the expiry of an Assure Claims Network (claims transport) contract on December 31, 2005.

EBITDA excluding one-time items was $11.0 million compared to $8.5 million in the fourth quarter of 2005 principally due to the acquisitions of Dinmar and the pharmacy management solutions business of FrontLine, and organic growth in our Assyst Rx and Point-of-Sale (pharmacy management) and Assure Claims Drug (drug claims adjudication) solutions. This EBITDA increase was partly offset by a smaller reversal of certain tax provisions which decreased from $2.2 million in 2005 to $0.2 million in 2006, the expiry of a transition services contract, the decrease in contribution from our Assure Data Exchange (electronic document exchange) activities, and lower professional services revenue related to our Visa Commerce activities.

In the fourth quarter of 2006, we recorded restructuring and other charges of $0.3 million as an adjustment to the balance payable for a restructuring provision taken in 2004. In 2005, we had a restructuring reversal of $0.8 million relating to reduced facilities costs which was offset by a new severance charge of $0.8 million relating to employee terminations.

In the fourth quarter of 2006, our gain on sale of assets totaled $0.3 million due to the sale of our lien registration solution. In 2005, a loss of $0.8 million was mainly due to the sale of certain assets related to a pharmacy management solution.

For the quarter, future income tax recovery increased from $1.8 million in 2005 to $3.8 million in 2006. The 2006 recovery was mainly attributable to the recognition of a future income tax asset of $4.0 million upon amalgamation of certain subsidiaries, while the 2005 recovery was attributable to the reduction of a future income tax liability of $1.8 million upon the wind-up of a subsidiary in 2005.

Total net income increased from $6.9 million or $0.07 per share in 2005 to $9.7 million or $0.11 per share in 2006, despite income from discontinued operations of $2.1 million or $0.02 per share in 2005, absent in 2006

Results of operation

Revenue

Revenue by customer segment

	2006				2005			
	Recurring	Deployment and Consulting	Total	% of total	Recurring	Deployment and Consulting	Total	% of total
Health	**98.6**	**15.2**	**113.8**	**67**	88.9	3.0	91.9	58
Finance	**48.8**	**7.4**	**56.2**	**33**	60.2	6.9	67.1	42
Total	**147.4**	**22.6**	**170.0**	**100**	149.1	9.9	159.0	100

Total revenue generated in 2006 was $170.0 million compared to $159.0 million in 2005 due to higher Health revenue, partially offset by lower Finance revenue. Recurring revenue decreased to $147.4 million from $149.1 million in 2005, a $1.7 million or 1% decrease. Recurring revenue represented 87% of total revenue in 2006 compared to 94% in 2005. In 2007, we are targeting further growth in total revenue with an increase in Health revenue, partly offset by lower Finance revenue.

U.S.-sourced revenue decreased to 7% of total revenue in 2006 compared to 11% in 2005 mainly due to the wind-down of the commercial operations of our eInvoicing solution, lower professional services revenue related to our Visa Commerce activities, and the expiry of transition services contracts. These decreases were partly offset by the U.S.-sourced revenue of Dinmar.

Health: Health revenue grew by 24% from $91.9 million in 2005 to $113.8 million to 2006 mainly due to (i) the acquisitions of Dinmar, FrontLine, and NDCHealth Corporation's Canadian claims transport and pharmacy management services businesses, (ii) organic growth in our Assure Claims Drug (drug claims adjudication) and Assyst Rx and Assyst Point-of-Sale (pharmacy management) solutions, and (iii) higher revenue from our Assure EHR portfolio related to a DIS license. These increases were partly offset by the expiry of an Assure Claims Network (claims transport) contract on December 31, 2005. Recurring revenue represented 87% of total Health revenue in 2006, compared to 97% in 2005. Deployment and consulting revenue increased $12.2 million mainly due to an increase in license and professional services revenue, which we classify as deployment and consulting revenue, including that from Dinmar and revenue from our Assure EHR portfolio related to a DIS license. We are anticipating Health revenue to increase in 2007 as a result of acquisitions made in 2006 and through organic growth.

Finance: Finance revenue decreased by 16% from $67.1 million in 2005 to $56.2 million in 2006 mainly due to the wind-down of the commercial operations of our eInvoicing solution, the expiry of a transition services contract, and lower professional services revenue related to our Visa Commerce activities. These decreases were partly offset by higher license revenue from our patented eInvoicing technology and professional services revenue related to our Assure Pay Tax (filing and remittance of taxes) portfolio. Recurring revenue represented 87% of total Finance revenue in 2006, compared to 90% in 2005. Recurring revenue decreased by $11.4 million principally due to the aforementioned wind-down of the commercial operations of our eInvoicing solution and the expiry of a transition services contract, both of which had generated revenue classified as recurring. We are targeting lower finance revenue in 2007 due to the sale in December 2006 of our lien registration solution, the expiry of our contract with Visa for Visa Commerce in June 2007, and lower revenue from transition services. These decreases are expected to be partly offset by organic growth in our Assyst Real Estate (mortgage document processing) and Assure Pay Tax (filing and remittance of taxes) solutions.

Management's discussion and analysis

In millions of Canadian dollars, unless otherwise noted

Income from contract settlements: In 2005, we recorded $2.4 million as income from contract settlements related to the early termination of a service and software license agreement signed in 2001 with an eInvoicing customer.

Expenses

Direct costs and gross margin

	Health		Finance		Non-core		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Revenue	**113.8**	91.9	**56.2**	67.1	**—**	—	**170.0**	159.0
Direct costs	**20.1**	19.5	**8.7**	9.7	**(0.5)**	(1.1)	**28.3**	28.1
Gross margin	**93.7**	72.4	**47.5**	57.4	**0.5**	1.1	**141.7**	130.9
Gross margin %	**82**	79	**85**	86			**83**	82

Direct costs include telecommunications costs relating to services provided to customers, the cost of products or services purchased specifically for customer projects, royalties payable to third parties pertaining to certain products, and personnel costs for the installation and integration of specific customer projects directly related to revenue. The increase in the Health gross margin from 79% to 82% was mainly due to (i) organic growth in our Assure Claims Drug (drug claims adjudication) solution and DIS activities in our Assure EHR portfolio, (ii) the expiry of a low-margin Assure Claims Network (claims transport) contract on December 31, 2005, and (iii) continuing cost containment activities. This increase was partly offset by the acquisition of Dinmar, which had higher direct costs resulting from its consultancy business. The decrease in the Finance gross margin from 86% to 85% was mainly due to the wind-down of the commercial operations of our eInvoicing solution and the expiry of a transition services contract, party offset by direct cost reductions. In 2007, we expect the overall gross margin percentage to remain relatively stable.

Operating expenses

	2006	**% of revenue**	2005	% of revenue
Operations	**40.7**	**24**	40.1	25
Sales and marketing	**19.5**	**11**	17.8	11
Research and development	**25.5**	**15**	26.6	17
General and administrative	**20.3**	**12**	20.4	13
Total before:	**106.0**	**62**	104.9	66
Restructuring and other charges	**0.3**	**—**	—	—
Total	**106.3**	**63**	104.9	66
Employees – continuing operations, end of year	**938**		853	

Operating expenses increased $1.4 million principally due to acquisitions, the absence in 2006 of reductions in certain contingency provisions present in 2005, and a smaller reversal of certain tax provisions in our non-core segment. This increase was partly offset by our continuing cost containment activities, including an increase in SR&ED investment tax credits. We expect total operating expenses to increase in 2007 as a result of the full-year impact of the Dinmar acquisition and an increase in the level of resources committed to new solutions and services. Notwithstanding this increase, operating expenses as a percentage of revenue are projected to decrease.

Operations: Operations expenses consist primarily of personnel and personnel-related costs, software and hardware maintenance, telecommunications costs, and facilities costs. Expenses increased mainly due to the reversal of $1.1 million of certain tax provisions in our non-core segment in 2005, compared to $0.5 million in 2006, and the acquisitions of Dinmar and the pharmacy management services business of FrontLine. This increase was partly offset by cost containment activities, which included the negotiation of lower hardware maintenance fees. We are projecting an increase in operations expenses in 2007 only as required to support incremental revenues. As a percentage of 2007 revenue, we are targeting operations expenses to decrease.

Sales and marketing: Sales and marketing expenses consist primarily of personnel-related costs, as well as consulting, promotional, trade show and other expenses related to the development of current and future solutions. Expenses have increased principally due to the acquisition of Dinmar and higher staff costs. We are projecting an increase in sales and marketing expenses in 2007 due to the full-year impact of the aforementioned acquisition. However, we expect these expenses to decrease as a percentage of 2007 revenue.

Research and development: Research and development expenses consist largely of personnel-related and consulting costs associated with the development of new solutions, and the enhancement and maintenance of existing solutions. Expenses have decreased mainly due to increased SR&ED investment tax credits estimated for prior years and the reduction of costs related to the maintenance of existing solutions. These decreases were partly offset by additional development expenses related to the DIS activities in our Assure EHR portfolio and the acquisition of Dinmar.

Commencing with the signing of a long-term contract with a client for our Assure Claims Drug and Dental (drug and dental claims adjudication) solution in 2006, we deferred development costs of $2.5 million relating to the development of a dental claims adjudication engine. These costs will be expensed over a period of five years beginning with the delivery of the service, which is expected in the second quarter of 2007. The deferred development costs are included in other long-term assets on our consolidated balance sheet.

We are expecting an increase in research and development expenses in 2007 mainly due the projected increase of resources committed to the development of new solutions and enhancement of existing solutions, and the full-year impact of the Dinmar acquisition. Notwithstanding this increase, research and development expenses as a percentage of revenue are expected to remain relatively stable.

General and administrative: General and administrative expenses consist largely of personnel-related costs for corporate departments and other corporate overhead costs such as professional fees, insurance and rent. Expenses have decreased mainly due to cost containment activities, which resulted in lower facilities costs, travel-related costs, professional fees, and insurance costs. A further decrease was generated by the settlement of a dispute with an existing Assure Data Exchange (electronic document exchange) customer which resulted in a net accrual reversal of $0.5 million. These decreases were partly offset by the absence in 2006 of reductions in certain contingency provisions present in 2005 and by the acquisition of Dinmar. Notwithstanding the full-year impact in 2007 of acquisitions made in 2006, we are targeting general and administrative expenses to remain relatively flat, with a projected decline as a percentage of 2007 revenue.

Restructuring and other charges: In 2006, we recorded restructuring and other charges of $0.3 million as an adjustment to the balance payable for a restructuring provision taken in 2004. In 2005, restructuring and other charges included a restructuring reversal of $0.8 million relating to reduced facilities costs and a severance charge of $0.8 million relating to employee terminations.

Employees: Total employees related to continuing operations increased from 853 as at December 31, 2005 to 938 as at December 31, 2006. This net increase was mainly due to the addition of 89 employees as a result of the acquisition of Dinmar.

Management's discussion and analysis

In millions of Canadian dollars, unless otherwise noted

EBITDA

		2006 Margin %		2005 Margin %
Health	**26.5**	**23**	17.4	19
Finance	**8.2**	**15**	6.4	10
Total core	**34.7**	**20**	23.8	15
Non-core	**1.0**		2.2	
Sub-total excluding one-time items:	**35.7**	**21**	26.0	16
Income from contract settlements	**—**		2.4	
Restructuring and other charges	**(0.3)**		—	
Total	**35.4**	**21**	28.4	18

Health: Health EBITDA improved by $9.1 million compared to 2005 principally due to (i) organic growth in our Assure Claims Drug (drug claims adjudication) and Assyst Rx and Assyst Point-of-Sale (pharmacy management) solutions, (ii) the acquisitions of Dinmar, FrontLine, and NDCHealth Corporation's Canadian claims transport and pharmacy management services businesses, and (iii) our cost containment activities, including increased SR&ED investment tax credits estimated for prior years. These increases were partly offset by the proportion of general, administrative and other overhead expenses allocated to our Health segment relative to our Finance segment. This allocation is determined annually on the basis of budgeted revenue. A further reduction in EBITDA resulted from the expiry of an Assure Claims Network (claims transport) contract on December 31, 2005. Health EBITDA in 2007 is targeted to increase as a result of continued growth and the full-year impact of acquisitions completed in 2006.

Finance: Despite a decline in revenue, Finance EBITDA improved by $1.8 million compared to 2005 as a result of cost containment activities, a decrease in the proportion of general, administrative and other overhead expenses allocated to our Finance segment relative to our Health segment, and organic growth in our Assure Pay Tax (filing and remittance of taxes) solution. This EBITDA growth was partly offset by the loss of contribution resulting from the wind-down of the commercial operations of our eInvoicing solution, the decrease in contribution from our Visa Commerce and Assure Data Exchange (electronic document exchange) activities, and the expiry of a transition services contract. In 2007, Finance EBITDA is projected to decrease due to the expiry of our contract with Visa for Visa Commerce in June 2007 and lower revenue from transition services. These decreases are expected to be partly offset by growth in our Assyst Real Estate (mortgage document processing) and Assure Pay Tax (filing and remittance of taxes) solutions.

Non-core: Non-core EBITDA of $2.2 million and $1.0 million for 2005 and 2006, respectively, was attributable entirely to a reduction in direct and operations costs resulting from the reversal of certain tax provisions. In 2007, we expect non-core EBITDA to remain at a similar level to that of 2006.

Other expenses

	2006	2005
Earnings before under-noted items	**35.4**	28.4
Depreciation	**8.1**	11.4
Amortization of intangible assets	**10.4**	10.6
Interest income	**(4.8)**	(3.5)
Interest on long-term debt	**0.9**	1.4
(Gain) loss on sale of assets	**(0.2)**	0.7
Loss on foreign exchange	**0.4**	4.7
Income from continuing operations before income taxes	**20.6**	3.1
Income taxes (recovery)	**(1.1)**	(0.1)
Net income from continuing operations	**21.7**	3.2
Net income from discontinued operations	**7.1**	8.3
Net income	**28.8**	11.5
Basic and diluted earnings per share from continuing operations	**0.23**	0.03
Basic and diluted earnings per share from discontinued operations	**0.08**	0.09
Basic and diluted earnings per share	**0.31**	0.12

Depreciation: Depreciation expense decreased as a result of a diminishing balance of the capital asset pool. Depreciation expense is expected to decrease in 2007 given that certain assets will be fully depreciated.

Amortization of intangible assets: Amortization of intangibles decreased mainly as a result of certain intangible assets becoming fully amortized during the course of 2005. This decrease was partially offset by the amortization of acquired technology and customer relationships from the acquisition of Dinmar, and the amortization of customer relationships from the acquisition of NDCHealth Corporation's Canadian claims transport and pharmacy management services business and FrontLine's pharmacy management services business. Based on the current intangible asset base, we are expecting amortization of intangible assets in 2007 to be comparable to that of 2006.

Interest income: Interest income increased mainly due to higher interest rates on temporary investments and due to interest from the balance owing on the sale of our webdoxs operations. We are expecting interest income for 2007 to be comparable to that of 2006.

Interest on long-term debt: Interest on long-term debt decreased due to lower outstanding debt in 2006 compared to 2005. We expect a further decrease in interest expense in 2007 as average outstanding debt in 2007 will be lower than that in 2006.

Management's discussion and analysis

In millions of Canadian dollars, unless otherwise noted

(Gain) loss on sale of assets: In 2006, the gain on sale of assets of $0.2 million was mainly due to the sale of our lien registration solution. The loss on sale of $0.7 million in 2005 was mainly due to the sale of certain assets related to a pharmacy management solution in 2005.

Loss on foreign exchange: The foreign exchange loss in 2005 relates primarily to partial reductions in the net investment in foreign subsidiaries. We are expecting minimal foreign exchange exposure in 2007.

Income taxes: The income taxes recovery in 2006 was attributable to the recognition of a future income tax asset upon amalgamation of certain subsidiaries, partially offset by $2.7 million of investment tax credits recorded in current income taxes and as a reduction of scientific research and experimental development expenses. We are expecting income taxes to increase in 2007 mainly due to the drawdown of the future income tax asset recorded in 2006 upon amalgamation of subsidiaries.

Net income from continuing operations

Net income from continuing operations was $21.7 million or $0.23 per share on a fully diluted basis in 2006 compared to $3.2 million or $0.03 per share on a fully diluted basis in 2005. This improvement was mainly due to the increase in EBITDA excluding one-time items, the absence in 2006 of a foreign exchange loss present in 2005, the recognition of a future income tax asset resulting from the amalgamation of certain subsidiaries, lower depreciation, and higher interest income. The increase was partly offset by the absence in 2006 of income from contract settlements present in 2005 and the reduction of a future income tax liability upon the wind-up of a subsidiary in 2005. We are targeting an increase in net income from continuing operations in 2007, mainly as a result of higher targeted EBITDA.

Discontinued operations

In 2006, net income from discontinued operations was almost entirely attributable to the receipt of a cash payment of $7.1 million as an adjustment to the price we received for our former U.S. Health subsidiary we sold in 2004. In 2005, discontinued operations, which included our eLending U.S., U.S. Health and webdoxs operations, generated net income of $8.3 million. Details regarding the statements of earnings for these discontinued operations can be found in Note 9 to our consolidated financial statements.

Net income

Net income for 2006 was $28.8 million ($0.31 per share), representing a $17.3 million increase from the net income of $11.5 million ($0.12 per share) reported in 2005. This increase was mainly attributable to an improvement in overall profitability in core operations in 2006, partly offset by a decrease in net income from non-core and discontinued operations. In 2007, we are targeting an increase in net income principally as a result of higher targeted EBITDA. This increase is expected to be partially offset by the absence in 2007 of both income from discontinued operations and a future income tax recovery that resulted from the amalgamation of certain subsidiaries in 2006.

Liquidity and capital resources

The table below sets forth a summary of cash flow activity and should be read in conjunction with our consolidated statements of cash flows.

	2006	2005
Cash flows from (used for) operating activities	**16.5**	(17.6)
Cash flows used for investing activities	**(36.4)**	(61.6)
Cash flows used for financing activities	**(27.0)**	(43.7)
Other	**—**	(0.9)
Decrease in continuing cash position	**(46.9)**	(123.8)
Cash flows used for discontinued operations	**—**	(3.9)
Decrease in cash position	**(46.9)**	(127.7)
Cash and cash equivalents, beginning of year	**77.1**	204.8
Cash and cash equivalents, end of year	**30.2**	77.1
Temporary investments, end of year	**69.5**	59.8
Cash, cash equivalents and temporary investments, end of year	**99.7**	136.9

At year-end 2006, we had $99.7 million in cash, cash equivalents and temporary investments on hand compared to $136.9 million in 2005. This reduction was mainly due to the acquisitions of Dinmar and the pharmacy management services business of FrontLine, the repurchase of common shares pursuant to an NCIB, a negative change in non-cash working capital resulting principally from disbursements related to past restructuring initiatives, and the purchase of capital assets. This decrease was partly offset by higher net earnings from operating activities and cash received as a price adjustment on the sale of our U.S. Health operations in 2004.

Our balance sheet reflects a current ratio (ratio of current assets to current liabilities) of 3.0 times in both 2005 and 2006, and positive working capital (current assets less current liabilities) of $90.9 million in 2006 compared to $109.3 million in 2005. The decrease in current assets from $163.7 million in 2005 to $135.4 million in 2006 is mainly attributable to the change in cash, cash equivalents and temporary investments noted above. Current liabilities decreased from $54.4 million in 2005 to $44.5 million in 2006 mainly due to reductions in accounts payable and accrued liabilities, including reduced balances relating to a restructuring provision payable. We also had access to lines of credit totaling $8.0 million as at December 31, 2005 and 2006, of which, as at December 31, 2006, an amount of $5.0 million ($4.4 million as at December 31, 2005), representing irrevocable letters of credit guaranteeing operating lease commitments and contract surety for a client, had been committed from these facilities.

We believe that we will be able to meet our anticipated cash requirements for 2007, including the repurchase of up to 1.6 million common shares remaining under the NCIB we initiated in March 2006 and of up to 5.6 million common shares under a new NCIB announced in February 2007, based on the strength of our financial position represented mainly by our funds on hand at year-end. In accordance with the 2004 sales agreement of the U.S. Health operations, should we decide to use a portion of our cash resources to pay a dividend or other return of capital to our share-holders, including the repurchase of shares, some restrictions would apply. These restrictions may be lifted through the posting of a letter of credit of up to US$25.0 million. Also in accordance with the sale agreement, if we are merged, liquidated, wound up or dissolved into another person, unless such person assumes all of our obligations and has a net worth of US$100 million, such person would be required to enter into the same letter of credit arrangement.

Management's discussion and analysis

In millions of Canadian dollars, unless otherwise noted

Operating activities

Cash flows from operating activities resulted in a net inflow of $16.5 million in 2006 compared to an out flow of $17.6 million in 2005 mainly due to decreases in working capital requirements, including decreased disbursements related to past restructuring initiatives, and improved operating performance. Cash outflows related to past restructuring initiatives decreased to $4.0 million in 2006 from $15.2 million in 2005. Excluding working capital, we generated cash inflows of $30.1 million in 2006 compared to $31.2 million in 2005.

Investing activities

In 2006, cash flows used for investing activities resulted in a net outflow of $36.4 million. Cash outflows for acquisitions of $30.6 million, including transaction costs, were mainly attributable to the purchase of Dinmar ($25.6 million) and the pharmacy management services business of FrontLine ($4.3 million). Cash outflows of $9.7 million related to the purchase of temporary investments in commercial paper that have maturities of more than 3 months and $5.6 million related to the purchase of capital assets. These outflows were partly offset by a cash inflow of $7.1 million received as a price adjustment on the sale of our U.S. Health operations in 2004. In 2005, cash flows from investing activities resulted in a net outflow of $61.6 million, of which $59.8 million was due to the purchase of temporary investments. Additional outflows of $16.9 million were due to acquisitions, including transaction costs, of which $15.2 million related to the purchase of NDCHealth Corporation's Canadian claims transport and pharmacy management services business, and $10.2 million were due to the purchase of capital assets. These outflows were partly offset by proceeds of $16.1 million (net of disposition costs) received on the sale of our eLending U.S. operations and $10.9 million received as a price adjustment on the sale of our U.S. Health operations in 2004.

Capital expenditures in 2007, including portions to be financed with capital leases, are targeted to be in the range of $8.0 million to $10.0 million. We expect to finance 2007 additions mainly through internally generated funds and available credit facilities.

Financing activities

Cash flows used in financing activities resulted in a net outflow of $27.0 million in 2006, of which $22.1 million was attributable to an NCIB and $4.9 million to the repayment of long-term debt. In 2005, funds used in financing activities amounted to $43.7 million, of which $22.8 million and $13.1 million were attributable to an SIB and an NCIB, respectively. Repayment of long-term debt totaled $7.9 million during this period.

There was no foreign exchange gain or loss on cash held in foreign currencies in 2006 compared to a loss of $0.9 million in 2005. In 2007, we expect minimal foreign exchange gains or losses due to our low U.S. dollar cash balance and requirements.

Discontinued operations

Cash flows used for discontinued operations were $3.9 million in 2005. There were no cash flows used for discontinued operations in 2006.

Financial instruments

Our principal financial instruments included cash and cash equivalents, temporary investments, accounts receivable, certain assets included in other current assets, accounts payable and accrued liabilities and long-term debt.

In 2006 and 2005, we did not use derivative instruments to manage our exposure to interest risk. Our interest rate risk is minimal since our long-term debt carries a fixed rate of interest and consists only of capital leases.

The carrying value of all financial instruments approximates fair value, other than the financial instrument related to the options previously held in a public company by the Company's former U.S. Health subsidiary which was carried at a cost of approximately $10.0 million as described in Note 9 to our consolidated financial statements, which the Company settled in 2005.

Contractual obligations

We have contractual obligations to make future payments on lease agreements and long-term service agreements. For further details, see Notes 10 and 16 to our consolidated financial statements.

The following table summarizes these obligations.

	2007	2008	2009	2010	2011	2012 to 2015
Capital leases	4.6	2.0	1.2	—	—	—
Operating leases	9.8	9.7	8.1	7.4	5.4	12.8
Long-term service agreements	2.7	0.9	0.6	0.5	0.5	—
Total	17.1	12.6	9.9	7.9	5.9	12.8

We have sublet a portion of our leased premises to third parties, for periods up to March 2011, totaling $10.8 million ($14.5 million in 2005).

In the normal course of business, we enter into software and hardware maintenance contracts and telecommunications contracts with commitments that do not exceed one year.

Off-balance sheet arrangements

As a regular part of our business, we may enter into agreements that provide for indemnification and guarantees to other parties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.

The nature of most of these indemnities prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay other parties. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnities in the past. See Note 21 to our consolidated financial statements for further details.

Acting as a paying agent, we had $79.2 million in funds in transit as at December 31, 2006 ($60.6 million as at December 31, 2005) which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf and which are payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis since these funds do not belong to us and are held in trust.

Acquisitions and divestitures

In May 2006, we acquired certain assets and assumed certain liabilities of the pharmacy management services business of FrontLine for cash consideration of $4.2 million. We also incurred transaction costs in the amount of $0.2 million in connection with the acquisition, relating mostly to integration costs.

In July 2006, we acquired all the issued and outstanding shares of Dinmar. The acquisition price of Dinmar was $40.1 million, including; $25.9 million in cash; $6.2 million in Emergis treasury shares, of which $3.1 million were issued at closing (0.6 million shares); and $3.1 million (0.6 million shares) are to be issued in March 2007 pending any claims for indemnification; and; $8.0 million to be paid on January 1, 2008 due to the achievement of certain post-acquisition financial targets. The $8.0 million amount is included in long-term deferred credits and other, as at December 31, 2006. Half of this $8.0 million may be paid in Emergis shares, at Emergis' option. Included in the

In millions of Canadian dollars, unless otherwise noted

purchase price, are transaction costs of $0.8 million incurred with the acquisition, relating mostly to professional fees and integration costs. We expect to finalize the purchase price allocation in the first quarter of 2007.

In December 2006, we sold the assets related to our lien registration solution for total cash consideration of $1.7 million and a further $0.1 million, subject to certain conditions. We also incurred transaction costs in the amount of $0.1 million in connection with the disposal. Further consideration of up to $1.3 million may be received, contingent upon the purchaser entering into an agreement with a customer of the lien registration solution, on or before May 16, 2009. The additional contingent consideration, if any, will be recorded as a gain on sale, upon receipt. For the year ended December 31, 2006, we recorded a gain on sale of $0.3 million, which was included in income from continuing operations. For details of our acquisitions and divestitures, see Notes 7, 9 and 12 to our consolidated financial statements.

Outstanding securities

As at February 21, 2007, we had 89,588,724 common shares outstanding and 2,718,742 options granted. The options are exercisable on a one-for-one basis into common shares.

Additional information

MultiPlan complaint

In April 2005, MultiPlan Inc. filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with the purchase. The complaint alleges a variety of claims relating to the sales agreement. Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. MultiPlan advised us in 2005 that it had settled these hospital claims for an amount of US$750,000. In July 2005, we filed a motion to dismiss certain claims in the complaint. Under U.S. law, this motion, which is made early in the process, is based solely on legal grounds, assuming all factual allegations in the complaint to be true, and was made prior to any discovery. The motion does not challenge the factual claims but addresses the plaintiff's failure to allege sufficient facts to support a legal claim. A decision granting the motion will narrow the scope of the case but will not eliminate the complaint. Should the motion be denied, we will retain all factual and other defences to the complaint. No decision has been rendered as of yet.

We remain of the view that the allegations are without merit and are taking all appropriate actions to vigorously defend our position. Fees related to the defence of this claim and any other adjustment related to U.S. Health are recorded in the period incurred and are included in net income from discontinued operations.

Outlook

The following discussion regarding 2007 financial targets is based on certain assumptions regarding the possible impact of certain factors which we consider reasonable. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect their actual outcome. For information with respect to certain of these factors, refer to the Risks and uncertainties section of this MD&A and to our annual information form (Risks and uncertainties) filed with the Canadian securities commissions.

For 2007, we are targeting improvements in revenue, EBITDA and earnings from continuing operations compared to 2006. Targeted 2007 EPS from continuing operations is also expected to reflect an improvement resulting from fewer common shares outstanding due to the share buy-back programs undertaken in 2006.

Revenue is targeted to grow organically in 2007 as a result of continued growth in existing Health operations and progress in our plans to generate revenue from markets in the public health sector. In addition to their full-year impact in 2007, acquisitions completed in 2006 in the electronic health record and pharmacy management services areas are also expected to generate organic growth in both revenue and EBITDA.

Overall revenue growth is expected to be mitigated by lower Finance revenue, reflecting lower revenue from the Visa Commerce initiative which is expected to end in mid-2007, and from our lien registration solution which was sold at the end of 2006, partly offset by growth in certain other areas of the sector, primarily in our mortgage document processing solution and our tax filing and payment solution.

EBITDA for 2007 is also expected to grow as a result of growth in revenue and to strict management of operating costs. We are continuing to develop new technology in the claims processing, EHR and pharmacy management systems areas. These development costs are expected to drive future revenue growth. We will also continue to review our solutions in the normal course of business to ensure they meet, or demonstrate the potential to meet, our growth and strategic objectives.

Capital expenditures are targeted to be similar in level to those in 2006, primarily for investments in software licenses and in computer hardware.

We intend to use our substantial funds to enhance shareholder value. We are now primarily focused on growing our business, both organically and through acquisitions. We may also consider other financial levers to enhance shareholder value. An example of this is the NCIB announced in February 2007, the fourth share repurchase program undertaken over the last two years.

Risks and uncertainties

Risks and uncertainties that could cause results or events to differ materially from current expectations include, among other factors.

General economic factors: General economic conditions, consumer confidence and spending, and the demand for and the prices of our solutions affect our business. When there is a decline in growth or uncertainty in the economy or in retail and commercial activity, there tends to be a lower demand for our solutions.

Weak economic conditions may also negatively affect the financial condition and credit risk of our customers. This could increase uncertainty about our ability to collect receivables.

Adverse industry events: Certain adverse events in our industry could have a material and detrimental effect on our business. Should one or more companies in our industry experience a material adverse event in their operations or business, such event or events could result in a negative effect on the industry as a whole. Examples of such events could include privacy breaches, material defects in software, failures in the processing of transactions and a significant loss of data.

Adoption rate of our solutions by customers and by related electronic trading communities: We must increase the number of transactions we process to build recurring revenue. This increase will depend on the rate at which our customers and their trading communities adopt our solutions. It will also depend on the effectiveness of our sales force as well as our ability to stimulate our customers' sales to their trading communities and influence our customers' marketing plans for our solutions.

Delivery delays or failures: We are required in our agreements with our customers to deliver our solutions on schedule. The development projects under these contracts are frequently complex and resource intensive. Often, these projects require the use of highly specialized personnel who are much in demand. Delivery of these projects on time requires strong organization and sufficient access to personnel and resources. Failure to deliver in a timely manner could result in a breach of contract, loss of an important customer, claims for damages and damage to our reputation.

Non-renewal of major contracts which expire in the near term: Losing a contract with a major customer that we cannot replace or experiencing a significant decrease in the number of transactions we process for that customer could have a material adverse effect on our business and operating results. Approximately

50% of our revenue is derived from our ten largest customers. Most of our major contracts are for a term of three to seven years and a certain number of these contracts come up for renewal each year.

Complexities in signing large customer contracts: In order to win large customer contracts, we must understand the complexities of the decision-making process for awarding such contracts. For example, for large government contracts, our sales efforts must take into account the potential requirement for changes in legislation in order for a government to use our solutions. We must also allow for potential changes in governments and frequent changes in personnel with whom we may interact.

Customers developing internal solutions: Certain of our customers may wish to develop internally the capability necessary to perform the services we perform on their behalf. In particular, certain governmental authorities may wish to develop internally the capability necessary to process health claims electronically and require health care providers, users and/or payers to use such capability to process their claims. Should some of our customers develop such capability, it could materially harm our business and operating results.

Response to industry's rapid pace of change: Our success will depend in large part on how well we can anticipate and respond to changes in industry standards, introduce new technologies and solutions and upgrade existing solutions.

We may face additional financial risks as we develop new solutions and technologies, and update them to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Furthermore, substantial investment is usually required before new technologies become commercially viable.

There is no assurance that we will be successful in developing, implementing and marketing new technologies, solutions or enhancements within a reasonable time, or that there will be a market for them. New solutions that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

Limited time to capitalize on market opportunities: Many of our solutions, particularly in the health sector, have a limited period in which they can be successfully sold before potential customers acquire or internally develop a competing solution, or the technology and the market evolves in a manner which reduces the market opportunity for these solutions. We must capitalize quickly on these market opportunities if we are to successfully realize our marketing plans and strategy. There can be no assurance that we will be able to capitalize on these opportunities in a timely manner.

Competition: We face competition from companies selling similar solutions as well as from potential customers operating in-house solutions, which will impact our ability to grow or maintain our revenue base. Competition may also affect the solution functionality we must develop and the selling strategies we must adopt.

Many of our competitors, regardless of size or market share, have substantial financial, marketing, personnel and technological resources. New competitors may also appear as new technologies, products and services are developed.

Competition could affect our pricing strategies, and lower our revenue and net income. It could also affect our ability to retain existing customers and attract new ones. Competition may also come from potential or existing customers who may choose to develop in-house solutions rather than use our solutions.

Pricing pressures: Our traditional pricing structure, based on transaction fees, has been widely accepted by our customers and has provided us with a relatively predictable stream of recurring revenue. If we are not able to consistently apply this pricing structure, we may not be able to generate revenue streams of the size or predictability that we have been able to generate in the past.

Operating results: We have announced plans to grow our business in the Health and Finance sectors. If we fail to successfully carry out these plans, there could be a material adverse effect on our results of operations.

We have incurred losses in the past. Our revenue depends substantially on the volume of services our customers purchase throughout the year. Our 2007 targets assume the signature of contracts in new markets. In this regard, we are pursuing large opportunities that require a very long and complex sales cycle which substantially affect our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which we think is reasonable but which may not be achieved. Furthermore, pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced on-going payments. We have assumed a certain progression that may not be realized.

Our operating results have fluctuated in the past, mainly because of terminations of existing contracts, reduced revenue from non-core operations, the effect of acquisitions, dispositions and exited activities, and variability in non-recurring revenue. Fluctuations could continue in the future. If our operating results fail to meet analysts' consensus, the trading price of our shares could decline. In addition, significant fluctuations in our operating results may harm our business operations by making it difficult for us to implement our business plan.

Acquisitions: Our growth strategy includes making strategic acquisitions. There is no assurance that we will find suitable companies to acquire or that we will have sufficient resources to complete any acquisition. There could be difficulties in integrating the operations of acquired companies with our existing operations.

Strategic relationships: We rely on strategic relationships to increase our revenue base. If these relationships fail, materially change or are discontinued, there could be a material adverse effect on our business and operating results.

Exposure under contract indemnities: We provided an indemnification to the buyers in the sale agreements regarding the business operations of U.S. Health. Except for claims made before the end of April 2005 (refer to the "Additional Information" section of this MD&A and Note 9 of our consolidated financial statements), the indemnities at this time cover principally potential tax liabilities for which there is no deductible and no maximum amount and which remain in force until the expiry of the applicable statute of limitations. A claim for indemnification under these agreements could have a material adverse effect on our business and operating results.

Defects in software or failures in the processing of transactions: Defects in owned or licensed software solutions, delays in delivery, as well as failures or mistakes in processing electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent upon our ability to protect our computer equipment, our applications and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. We are party to a disaster recovery agreement that provides an alternative off-site computer system and business resumption site for use in such disastrous events covering the majority of our revenue. However, there can be no assurance that a fire or other disaster, including national, regional and local telecommunications outages, would not result in a prolonged outage of our operations.

Security and privacy breaches: If we are unable to protect the physical and electronic security and privacy of applications, databases and transactions, our business, including customer relationships, could be materially adversely affected.

Key personnel: We believe that our future success will depend upon our ability to attract and retain highly skilled personnel. Many of our projects are resource intensive. Often, these projects require the use of highly specialized personnel who are much in demand. If we are unable to attract and retain highly skilled personnel, our business could be materially adversely affected.

Protection of intellectual property: We depend on our ability to develop and maintain the proprietary aspects of our technology. We may not be able to enforce our rights or prevent other parties from developing similar technology, duplicating our intellectual property or designing around our intellectual property. If we are unable to do so, our business could be materially adversely affected.

Intellectual property infringement claims: Third parties may claim that we infringe on their intellectual property. Any such claims, with or without merit, could materially harm our business and operating results.

Industry and government regulation: Governments could implement policies adversely affecting our business. Additional regulations and laws respecting privacy and the safeguarding of personal information could also result in additional operating costs. We operate in an industry which is subject to regulatory scrutiny. An adverse regulatory or judicial decision or order could have an adverse effect on our business and results of operations.

Critical accounting estimates

About the CICA
The Canadian Institute of Chartered Accountants (CICA) is the body responsible for the setting of accounting and assurance standards in Canada for business, not-for-profit organizations and governments. As part of its mandate, it issues guidance on control and governance, publishes professional literature, develops continuing education programs, and represents the accounting profession nationally and internationally.

Note 2 to our consolidated financial statements includes a summary of significant accounting policies. The understanding of certain accounting policies used to prepare our consolidated financial statements is critical to understanding the results of our operations and our financial condition.

These significant accounting policies require us to make estimates and assumptions and apply judgements which affect the reported amounts and disclosure of assets and liabilities, as well as the measurement and recognition of revenue and expenses. They may require the assessment of factors where the final outcome is uncertain. Actual results may differ from those estimates and could have a material impact on our financial results and financial condition. We have established control procedures to ensure the consistent application of accounting policies. We are also required to continually evaluate the estimates that we use.

We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because they involve varying degrees of judgement and uncertainty, the amount currently presented in the consolidated financial statements could, in the future, prove to be inaccurate. We consider the estimates described in this section to be important to the reader's understanding of our financial statements because these estimates rely on our judgement and are based on factors that are highly uncertain.

The following details our significant accounting policies that require our judgement and estimates.

Revenue recognition: We sometimes sell our solutions under arrangements that include multiple elements. In these instances, the elements of the arrangements may be delivered at different times, requiring the determination of the appropriate time to recognize the revenue. This determination requires us to assess whether any of the undelivered elements is essential to the functionality of the solution, as well as the fair value of each of the undelivered elements. The period over which the revenue related to such arrangements is recognized depends on the outcome of such assessments.

Allowances for doubtful accounts: We maintain allowances for losses that we expect will result from customers who do not make their required payments. We estimate the allowances based on the likelihood of recovering our accounts receivable. This is based on past experience, taking into account current and expected collection trends.

Valuation of goodwill and other intangible assets: Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets, of the CICA Handbook require that goodwill and intangible assets with an indefinite life no longer be amortized to earnings. Goodwill must instead be assessed for impairment on an annual basis by applying a fair value test at the reporting segment level. Any impairment losses are recognized to the extent that the carrying value of goodwill exceeds the implied fair value and are charged to earnings in the year in which they occur.

The standards also require that acquired intangible assets be recognized separately if the benefit of the intangible assets is obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The determination of the useful lives of intangible assets may be difficult to assess and may require considerable judgement and analysis. Intangible assets with an indefinite life are not amortized but are periodically tested for impairment.

We determine the fair value of the reporting segments from internally and externally developed valuation models, using an income approach. These models consider various factors, including normalized earnings (cash flows), projected forward earnings (cash flows), price earnings multiples and discount rates. We use judgement to estimate the fair value of the reporting segments. Actual results could affect the reported value of goodwill and other intangible assets. At the end of 2006, we assessed the carrying value of goodwill and other intangible assets included in continuing operations and concluded that there was no impairment.

Restructuring and other charges: On certain occasions, we may decide to restructure or divest of some of our operations. At these times, we may also develop formal plans for exiting businesses and activities as part of the restructuring initiatives we intend to undertake. These plans require contractual commitments or other formal engagements with regard to severance and other costs for which liabilities as well as expenses are recognized. Furthermore, a write-down may be taken which represents the excess of the carrying value of a business over the total of discounted cash flow expected from its use and eventual disposition. We may also have to adjust previously reported restructuring and other charges when payments are made or other commitments or liabilities are incurred under a previous plan. In 2006, we recorded restructuring and other charges of $0.3 million as an adjustment to the balance payable for a restructuring provision taken in 2004.

Income taxes: We use judgement when estimating income taxes and future income tax assets and liabilities. In preparing the financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure, as well as assessing temporary differences that result from the difference in treatment for accounting and tax purposes and the availability of loss carry-forwards. These temporary differences and tax loss carry-forwards result in future income tax assets and liabilities which are included on our consolidated balance sheet.

We are required to assess whether it is more likely than not that future income tax assets will be realized and, based on all available evidence, to determine if an adjustment is required on all or a portion of the recognized future income tax assets. Factors considered in the assessment of the likelihood of realization include our forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the net future income tax assets, and the remaining period of loss carry-forwards.

In millions of Canadian dollars, unless otherwise noted

The Company has total tax attributes of $294.1 million ($302.3 million in 2005) consisting of a scientific research and experimental development tax pool balance, non-capital loss carry-forwards and the carrying value of depreciable assets for tax purposes. Due to the uncertain nature of their future realization, the Company has not reflected future income tax assets with respect to its tax attributes except in situations where it had satisfied the "more likely than not" criterion. Currently, as a result of reorganizing certain subsidiaries, we recognized approximately $5.3 million of future income tax assets. The future tax assets deemed unlikely to be realized for financial reporting purposes consist mainly of differences between tax values and accounting values of depreciable assets. Given that such differences can be carried forward indefinitely and are for the most part transferable upon change of control, these tax assets may ultimately be realized.

Legal contingencies: In the normal course of operations, we become involved in various claims and legal proceedings, contract terminations, acquisition adjustments, price disputes, product warranty recourses, commercial disputes, employee lay-off disputes and other employee-related disputes. While the final outcome with respect to claims and legal proceedings pending at December 31, 2006 cannot be predicted with certainty, it is the opinion of management that their resolution should not have a material adverse effect on our consolidated balance sheet or statement of earnings.

Recently adopted accounting policies

Non-monetary transactions: In 2005, the CICA issued handbook section 3831, Non-Monetary Transactions, effective for transactions initiated in periods beginning on or after January 1, 2006. This section requires the recording of non-monetary transactions at their fair value unless the transaction has no commercial substance; is an exchange of inventory; is a non-monetary, non-reciprocal transfer to owners; or, is not reliably measurable. The adoption of this new section had no impact on our consolidated financial statements.

Consolidation of variable interest entities: In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities. The guideline addresses consolidation of variable interest entities (VIE) to which the usual condition for consolidation does not apply because the VIE have no voting interests or are otherwise not subject to control through ownership of voting interests. It requires existing unconsolidated VIE to be consolidated by the primary beneficiary. The guideline was required for annual and interim periods beginning on or after November 1, 2004. The application of AcG-15 had no impact on our consolidated financial statements.

Future accounting policies

Financial Instruments, Hedges and Comprehensive Income: In January 2005, the CICA issued Handbook section 3855, Financial Instruments – Recognition and Measurement, Handbook section 3865, Hedges and Handbook section 1530, Comprehensive Income.

Section 3855 establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. The standard specifies when and to which amount a financial instrument is to be recorded on the balance sheet. Financial instruments are to be recorded at fair value in some cases, and at cost in others. The section also provides guidance for disclosure of gains and losses on financial instruments. Section 3865 includes and replaces the guidance on hedging relationships that was previously contained in AcG-13, mostly those relating to the designation of hedging relationships and its documentation. The new standard specifies how to apply hedge accounting and which information has to be disclosed by the entity. Section 1530 establishes standards for reporting and display of comprehensive income. Comprehensive income includes net income as well as all changes in equity during a period, from transactions and events from non-owner sources. Comprehensive income and its components should be presented in a financial statement with the same prominence as other financial statements.

These sections are to be applied to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. We are evaluating the impact, which is not expected to be material, of the adoption of these new sections on the consolidated financial statements.

Controls and procedures

The President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of the Company conducted an evaluation of the disclosure controls and procedures as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. They concluded that as at December 31, 2006 the Company's disclosure controls and procedures were effective in ensuring that material information regarding this annual report and other required disclosures was made known to them on a timely basis.

The President and CEO and the CFO have concluded that, to the best of their belief and knowledge, there have been no changes in the Company's internal control over financial reporting during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Consolidated financial statements

For the years ended December 31, 2006 and 2005

At a glance

Management's report

The accompanying consolidated financial statements of Emergis Inc. and its subsidiaries (collectively the "Company"), and all information in this annual report, are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles. The financial statements include some amounts that are based on estimates and judgements of management and, in their opinion, present fairly the Company's financial position, results of operations and cash flows. Financial information presented elsewhere in the annual report is consistent with that in the financial statements.

Management, in furtherance of the integrity and objectivity of the financial statements, has developed and maintains a system of internal controls. Management believes the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of financial statements and that the Company's assets are properly accounted for and safeguarded. The internal control process includes management's communication to employees of policies that govern ethical business conduct.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its Audit Committee. The Audit Committee reviews the Company's annual consolidated financial statements and other information in this annual report, and recommends their approval by the Board of Directors. The shareholders' auditors have full and unrestricted access to the Audit Committee.

These financial statements have been audited by the shareholders' auditors, Deloitte & Touche LLP, Chartered Accountants.

François Côté
President and Chief Executive Officer

Robert Comeau
Chief Financial Officer

Longueuil, Québec, Canada
February 21, 2007

Auditors' report

To the Shareholders of Emergis Inc.,

We have audited the consolidated balance sheets of Emergis Inc., as at December 31, 2006 and 2005 and the consolidated statements of earnings, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants

Montréal, Québec, Canada
February 21, 2007

Consolidated statements of earnings

In millions of Canadian dollars, except per share data
Years ended December 31

	2006	2005
Revenue	**170.0**	159.0
Direct costs	**28.3**	28.1
Gross margin	**141.7**	130.9
Income from contract settlements (Note 8)	—	2.4
Expenses		
Operations	**40.7**	40.1
Sales and marketing	**19.5**	17.8
Research and development, net (Notes 5 and 17)	**25.5**	26.6
General and administrative	**20.3**	20.4
Restructuring and other charges (Note 13)	**0.3**	—
	106.3	104.9
Earnings before under-noted items	**35.4**	28.4
Depreciation	**8.1**	11.4
Amortization of intangible assets	**10.4**	10.6
Interest income	**(4.8)**	(3.5)
Interest on long-term debt	**0.9**	1.4
(Gain) loss on sale of assets (Note 7)	**(0.2)**	0.7
Loss on foreign exchange	**0.4**	4.7
Income from continuing operations before income taxes	**20.6**	3.1
Income taxes (recovery) (Note 17)		
Current	**2.8**	1.7
Future	**(3.9)**	(1.8)
	(1.1)	(0.1)
Net income from continuing operations	**21.7**	3.2
Income from discontinued operations, net of income taxes (Note 9)	**7.1**	8.3
Net income	**28.8**	11.5
Basic and diluted income per share from continuing operations (Note 14)	**0.23**	0.03
Basic and diluted income per share from discontinued operations	**0.08**	0.09
Basic and diluted income per share (Note 14)	**0.31**	0.12
Weighted-average number of shares outstanding used in computing basic income per share (in millions)	**92.5**	99.3
Weighted-average number of shares outstanding used in computing diluted income per share (in millions)	**93.5**	99.3

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of deficit

In millions of Canadian dollars
Years ended December 31

	2006	2005
Deficit, beginning of year	**(1,223.1)**	(1,234.6)
Net income	**28.8**	11.5
Deficit, end of year	**(1,194.3)**	(1,223.1)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheets

In millions of Canadian dollars
As at December 31

	2006	2005
Assets		
Current		
Cash and cash equivalents	**30.2**	77.1
Temporary investments	**69.5**	59.8
Accounts receivable	**23.6**	19.1
Future income taxes (Note 17)	**1.4**	0.2
Other current assets (Note 5)	**10.7**	7.5
	135.4	163.7
Fixed assets (Note 3)	**18.8**	21.4
Intangible assets (Note 4)	**21.8**	22.3
Goodwill (Note 19)	**88.9**	55.8
Future income taxes (Note 17)	**3.9**	—
Other long-term assets (Note 5)	**11.2**	8.1
	280.0	271.3
Liabilities		
Current		
Accounts payable and accrued liabilities (Note 13)	**37.2**	47.9
Deferred revenue	**2.7**	1.0
Deferred credits	**0.4**	0.4
Current portion of long-term debt (Note 10)	**4.2**	5.1
	44.5	54.4
Deferred credits and other (Notes 12 and 13)	**13.6**	6.5
Future income taxes (Note 17)	**—**	0.2
Long-term debt (Note 10)	**3.1**	4.4
	61.2	65.5
Commitments and contingencies (Note 16)		
Shareholders' equity		
Capital stock (Note 11)	**6.1**	0.1
Contributed surplus (Note 11)	**1,408.4**	1,430.2
Deferred stock-based compensation (Note 6)	**(1.0)**	(0.8)
Deficit	**(1,194.3)**	(1,223.1)
Foreign currency translation adjustment (Note 18)	**(0.4)**	(0.6)
	218.8	205.8
	280.0	271.3

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

Jean C. Monty
Director

J. Spencer Lanthier
Director

Consolidated statements of cash flows

In millions of Canadian dollars
Years ended December 31

	2006	2005
Operating activities		
Net income from continuing operations	21.7	3.2
Depreciation and amortization	18.5	22.0
(Gain) loss on sale of assets (Note 7)	(0.2)	0.7
Future income taxes recovery (Note 17)	(3.9)	(1.8)
Non-cash foreign exchange loss	—	4.6
Non-cash portion of restructuring and other charges (Note 13)	—	(0.8)
Non-cash stock-based compensation (Note 6)	1.3	1.4
Deferred stock-based compensation (Note 6)	(1.4)	(0.3)
Other	(5.9)	2.2
Changes in working capital (Note 15)	(13.6)	(48.8)
Cash flows from (used for) operating activities	16.5	(17.6)
Investing activities		
Additions to fixed and intangible assets	(5.6)	(10.2)
Temporary investments	(9.7)	(59.8)
Acquisitions (Notes 12 and 15)	(30.6)	(16.9)
Cash from businesses acquired	1.0	0.1
Proceeds on sale of businesses, net of disposal costs (Notes 7, 9 and 15)	8.5	25.2
Cash flows used for investing activities	(36.4)	(61.6)
Financing activities		
Repayment of long-term debt	(4.9)	(7.9)
Repurchase and issuance of common shares, net (Note 11)	(22.1)	(35.8)
Cash flows used for financing activities	(27.0)	(43.7)
Foreign exchange loss on cash held in foreign currencies	—	(0.9)
Cash flows used for continuing operations	(46.9)	(123.8)
Cash flows used for discontinued operations (Note 9)	—	(3.9)
Cash and cash equivalents		
Decrease	(46.9)	(127.7)
Balance, beginning of year	77.1	204.8
Balance, end of year	30.2	77.1
Supplemental disclosure of cash flow information		
Interest paid	0.9	1.4
Interest received	3.7	3.5
Income taxes paid	1.2	1.4

The accompanying notes are an integral part of the consolidated financial statements.

Notes to consolidated financial statements

In millions of Canadian dollars, unless otherwise noted
Years ended December 31

1. Governing statute and nature of operations

Emergis Inc., incorporated under the Canada Business Corporations Act, is an IT leader in Canada that focuses on the health and financial services sectors. Emergis, together with its subsidiaries, is hereinafter referred to as the Company. The Company develops and manages solutions that automate transactions and the secure exchange of information to increase the process efficiency and quality of service of its customers. The Company has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration.

2. Accounting policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the accounts of all its subsidiaries.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue recognition

Revenue is recognized as it is earned, in accordance with the following:

- Transaction fees are recognized as transactions are processed;
- Fees, such as hosting fees, network access fees and activation fees are recognized as services are rendered or over the term of the contract. Certain fees related to multiple element arrangements are recognized over the life of the related contract;
- License fees are recognized according to the terms of the license agreement. Fees for perpetual licenses are recognized upon delivery of the licensed software if the fee is fixed or determinable. If the fee is not fixed or determinable, the fees are recognized as the payments become due from the customer. Where the arrangement includes multiple elements, license fee revenue is recognized on delivery, provided the undelivered elements are not essential to the functionality of the license and the Company has evidence of fair value for all of the undelivered elements. If payment of the license fee is subject to acceptance of the license, revenue is not recognized until customer acceptance or expiration of the acceptance period. The Company's agreements with customers and resellers do not contain product return rights;
- Maintenance fees are recognized over the term of the maintenance period;
- Fees for professional and integration services, other than in the context of multiple element arrangements, are recognized as the services are rendered;
- Any other billings or cash received in advance of services being rendered are recorded as deferred revenue; and,
- Fees for fixed-price development work are recognized using the percentage-of-completion method either on the basis of percentage of costs incurred to date on a contract, relative to the estimated total contract costs or on the basis of the achievement of contract milestones. Losses, if any, on long-term contracts are recognized during the period they are determined.

2. Accounting policies (continued)

Cash and cash equivalents
Investments with original maturities of three months or less are classified as cash equivalents.

Temporary investments
Temporary investments are comprised of commercial paper investments that have original maturities of more than three months and are valued at cost.

Fixed and intangible assets
Fixed and intangible assets are carried at cost. Depreciation and amortization are calculated on a straight-line basis over the estimated useful life of the assets except as noted below for leasehold improvements. The estimated useful lives of the assets are as follows:

Acquired technologies	5 years
Computer equipment, software, licenses and other acquired rights, assets under capital leases	3 to 5 years
Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvements	Lesser of useful life or lease term, expiring on various dates until 2015
Customer relationships	3 to 5 years

The Company reviews the carrying value of fixed assets and finite-life intangible assets for potential impairment on an ongoing basis, considering events or changes in circumstances indicating that the carrying value may not be recoverable. In order to determine if such an impairment exists, management considers the impact of technological developments and the estimated future net operating undiscounted cash flows expected to be derived from these assets. An impairment in the value of these assets is deducted from earnings in the year such impairment occurs. The Company also reviews the useful life of its fixed assets and finite-life intangible assets on an ongoing basis, considering events or changes in circumstances.

Goodwill
The Company assesses the goodwill of the individual reporting units for impairment in the fourth quarter of each year and when events or changes in circumstances indicate that goodwill might be impaired.

The Company assesses goodwill for impairment in two steps:

- Identification of a potential impairment is determined by comparing the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future cash flows or other valuation methods. When the fair value of the reporting unit is less than its carrying value, the fair value is allocated to all of its assets and liabilities, respectively. The amount by which the fair value of the reporting unit exceeds the amounts assigned to its assets and liabilities is the fair value of goodwill.

- Determination of an impairment is performed by comparing the fair value of goodwill to its carrying value. Any excess is deducted from earnings.

Deferred credits
Deferred credits include leasehold inducements which are being amortized to income over the remaining term of the related leases and of a long-term portion of a restructuring provision.

2. Accounting policies (continued)

Stock-based compensation

The Company uses the fair value-based method to account for employee stock options and the Black-Scholes option pricing and the binomial models to measure the compensation expense of options. These methods are used for options granted on or after January 1, 2003. For options granted in 2002, the Company discloses the proforma net income in Note 6 as if the Company had expensed the fair value of the options over the vesting period of the options.

Research and development

Research costs are expensed as incurred. Development costs are also charged to earnings in the period incurred unless they meet all the criteria for deferral as per the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3450, Research and Development Costs, and their recovery is reasonably assured. Investment tax credits earned relative to research and development activities are deducted from the related costs or assets, if deferred. Amortization of development costs deferred to future periods commences when the development work is complete and is charged to earnings based on anticipated sales of the product, over a period not exceeding five years.

Income taxes

The Company uses the liability method of accounting for income taxes. Future income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, computed based on rates and provisions of both enacted and substantially enacted tax law.

Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares outstanding. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities, and revenue and expenses arising from foreign currency transactions are translated at the exchange rate in effect at the date of the transaction. These exchange gains or losses arising from the translation are included in the statement of earnings.

Self-sustaining foreign subsidiaries are accounted for under the current-rate method. Under this method, assets and liabilities of subsidiaries are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustment in shareholders' equity. Upon the reduction of the net investment in a self-sustaining subsidiary, any unrealized gains or losses relating to this subsidiary are included in income in the period of disposal.

New accounting standards

Non-monetary transactions

In 2005, the CICA issued Handbook Section 3831, Non-Monetary Transactions, effective for transactions initiated in periods beginning on or after January 1, 2006. This section requires the recording of non-monetary transactions at their fair value unless the transaction has no commercial substance; is an exchange of inventory; is a non-monetary, non-reciprocal transfer to owners; or, is not reliably measurable. The adoption of this new section had no impact on the Company's consolidated financial statements.

Notes to consolidated financial statements

In millions of Canadian dollars, unless otherwise noted

2. Accounting policies (continued)

Consolidation of variable interest entities
In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities. The guideline addresses consolidation of variable interest entities (VIE) to which the usual condition for consolidation does not apply because the VIE have no voting interests or are otherwise not subject to control through ownership of voting interests. It requires existing unconsolidated VIE to be consolidated by the primary beneficiary. The guideline is required for annual and interim periods beginning on or after November 1, 2004. The application of AcG-15 had no impact on the Company's consolidated financial statements.

Future accounting standards

Financial instruments, hedges and comprehensive income
In January 2005, the CICA issued Handbook section 3855, Financial Instruments — Recognition and Measurement, Handbook section 3865, Hedges and Handbook section 1530, Comprehensive Income.

Section 3855 establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. The standard specifies when and to which amount a financial instrument is to be recorded on the balance sheet. Financial instruments are to be recorded at fair value in some cases, and at cost in others. The section also provides guidance for disclosure of gains and losses on financial instruments. Section 3865 includes and replaces the guidance on hedging relationships that was previously contained in AcG-13, mostly those relating to the designation of hedging relationships and its documentation. The new standard specifies how to apply hedge accounting and which information has to be disclosed by the entity. Section 1530 establishes standards for reporting and display of comprehensive income. Comprehensive income includes net income as well as all changes in equity during a period, from transactions and events from non-owner sources. Comprehensive income and its components should be presented in a financial statement with the same prominence as other financial statements.

These sections are to be applied to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is evaluating the impact, which is not expected to be material, of the adoption of these new sections on the consolidated financial statements.

3. Fixed assets

2006	Cost	Accumulated depreciation	Net book value
Computer equipment	22.3	19.4	2.9
Computer equipment under capital lease	29.2	23.9	5.3
Furniture and fixtures	7.7	7.1	0.6
Office equipment	3.3	2.6	0.7
Leasehold improvements	14.1	4.8	9.3
	76.6	57.8	18.8

2005	Cost	Accumulated depreciation	Net book value
Computer equipment	20.7	17.5	3.2
Computer equipment under capital lease	26.7	20.0	6.7
Furniture and fixtures	7.5	6.6	0.9
Office equipment	3.2	2.4	0.8
Leasehold improvements	13.2	3.4	9.8
	71.3	49.9	21.4

In 2005, the cost and accumulated depreciation accounts were reduced by $40.0 million for unused fully depreciated assets. This adjustment had no effect on the net book value of the assets.

4. Intangible assets

2006	Cost	Accumulated amortization	Net book value
Acquired technologies	11.3	4.4	6.9
Software	28.2	25.3	2.9
Licenses and other acquired rights	8.6	6.1	2.5
Software under capital lease	5.3	5.0	0.3
Customer relationships	16.1	6.9	9.2
	69.5	47.7	21.8

2005	Cost	Accumulated depreciation	Net book value
Acquired technologies	6.8	2.6	4.2
Software	27.4	22.5	4.9
Licenses and other acquired rights	7.1	4.7	2.4
Software under capital lease	5.0	3.7	1.3
Customer relationships	13.1	3.6	9.5
	59.4	37.1	22.3

During the year, the Company acquired $9.9 million of intangible assets ($8.9 million in 2005), of which $7.5 million related to the Dinmar Consulting Inc. (Dinmar) and FrontLine Solutions Inc. (FrontLine) acquisitions and $2.4 million related to purchases of other intangible assets, all of which are subject to amortization. In 2005, the cost and accumulated amortization accounts were reduced by $55.3 million for unused fully amortized assets. This adjustment had no effect on the net book value of the assets.

In millions of Canadian dollars, unless otherwise noted
Years ended December 31

5. Other current and long-term assets

The table below shows the details of other current and long-term assets as at December 31:

	2006	2005
Current		
Prepaid expenses	**3.4**	2.3
Government assistance and other credits receivable	**3.1**	1.3
Receivable related to the sale of webdoxs (including interest) (Note 9)	**2.9**	0.2
Income taxes receivable	**—**	1.7
Other	**1.3**	2.0
	10.7	7.5
Long-term		
Prepaid expenses	**2.2**	0.7
Government assistance and other credits receivable	**0.9**	0.8
Receivable related to the sale of webdoxs (including interest) (Note 9)	**2.7**	5.1
Deferred development costs	**2.5**	—
Deferred charges	**2.9**	1.2
Other	**—**	0.3
	11.2	8.1

Deferred development costs

As at December 31, 2006, included in other long-term assets is the deferral of development costs of $2.5 million (nil in 2005) relating to the development of the Company's dental adjudication engine. The costs will be expensed over a five-year period beginning when development work is complete, which is expected to be in the second quarter of 2007.

Government assistance

In 2004, the Company became eligible to receive tax credits from Investissement Québec with respect to Québec-based employees performing specified, qualifying activities in the Carrefour de la nouvelle économie of Longueuil, Québec. The Company recorded a related tax credit of $0.9 million for the year ended December 31, 2006 ($0.6 million in 2005). These amounts have been recorded as a reduction of research and development expenses in the consolidated statement of earnings and the balance receivable of $2.9 million as at December 31, 2006 ($2.0 million as at December 31, 2005) has been classified under other current and long-term assets.

6. Stock-based compensation plans

Emergis stock options

The Company has granted options to its employees to purchase Emergis common shares under the Emergis Share Option Plan. The exercise price of the options is set at the closing price of the underlying shares on the last trading day prior to the effective date of the grant. Options granted before November 2005 vest generally over a four-year period starting in the second year after the grant and expire six years after the grant date, 25,500 options were granted in 2005 with this vesting schedule. Options granted after October 2005 have various vesting schedules. As at December 31, 2006, 2,879,455 options (2,155,116 in 2005) were outstanding.

In November 2005, the Board awarded a grant of 361,000 performance-based stock options to certain key employees in connection with the adoption of a three-year strategic plan. Options under this grant may be exercised at any time on or after February 1, 2009, with the participant being able to purchase up to 100% of the total number of optioned shares only if the following two conditions are met: a) the compound annual growth rate for either the Company's total revenue or the Health segment's revenue achieves a certain threshold by December 2008 compared to the 2005 actual results and b) at the time of exercise, the closing price of Emergis shares on the Toronto Stock Exchange has met or exceeded a target price threshold of $8 for at least 21 consecutive trading days during the 12-month period preceding the date of exercise. The options expire on December 31, 2010.

In November 2006, the Board awarded a grant of 565,000 performance-based stock options to certain key employees. Options under this grant may be exercised at any time on or after March 1, 2010, with the participant being able to purchase up to 100% of the total number of optioned shares only if the following two conditions are met: a) the compound annual growth rate for either the Company's total revenue or the Health segment's revenue achieves a certain threshold by December 2009 compared to the 2006 actual results and b) at the time of exercise, the closing price of Emergis shares on the Toronto Stock Exchange has met or exceeded a target price threshold of $9.50 for at least 21 consecutive trading days during the 12-month period preceding the date of exercise. The options expire on December 31, 2011.

In November 2006, the Board also awarded a grant of 635,000 stock options which vest equally over a three-year period starting at the first anniversary date of the effective date of the grant and which expire five years after the grant date.

The Company employs the fair value-based method for measuring the compensation cost of employee stock options granted in 2003 and after. On July 2, 2004, following a $1.45 special cash distribution to shareholders on June 30, 2004, the Company reduced the exercise price for all then-outstanding options by $1.47 using a formula prescribed by the Toronto Stock Exchange.

The table below is a summary of the status of the Company's stock option plan.

		2006		2005
	Number	**Weighted-average exercise price**	Number	Weighted-average exercise price
		$ per share		$ per share
Outstanding, beginning of year	**2,155,116**	**16.74**	2,938,531	19.70
Granted	**1,200,000**	**5.02**	386,500	3.68
Exercised	**(3,500)**	**3.92**	—	—
Expired	**(472,161)**	**19.86**	(1,169,915)	19.71
Outstanding, end of year	**2,879,455**	**11.36**	2,155,116	16.74

In millions of Canadian dollars, unless otherwise noted

6. Stock-based compensation plans (continued)

The table below summarizes information about options outstanding under the stock option plan at December 31, 2006.

	Options outstanding			Options exercisable		
Range of exercise price	Number	Weighted-average exercise price	Weighted average remaining life	Number	Weighted average exercise price	Weighted average remaining life
		$ per share	Years		$ per share	Years
$3.13 to $5.00	619,500	3.78	3.8	82,875	4.05	3.1
$5.01 to $7.50	1,454,214	5.09	4.6	98,870	5.61	2.6
$7.51 to $10.00	309,596	7.58	1.4	309,596	7.58	1.4
$10.01 to $20.00	881	15.32	0.1	881	15.32	0.1
$20.01 to $30.00	58,163	27.06	0.7	58,163	27.06	0.7
$30.01 to $45.00	287,751	39.03	0.8	287,751	39.03	0.8
$45.01 to $52.38	149,350	52.28	0.1	149,350	52.28	0.1
	2,879,455	11.36	3.4	987,486	24.17	1.2

Assumptions used in stock option pricing model

The table below shows the compensation expense for outstanding options granted after 2002 and the assumptions used in the Black-Scholes option pricing and binomial models for awards granted during the period:

	2006	2005
Compensation expense ($ millions)	**0.1**	1.0
Weighted-average grant date fair value ($)[1]	**1.52**	1.81
Weighted-average assumptions		
Dividend yield (%)	**0.0**	0.0
Expected volatility (%)	**35.0**	60.0
Risk-free interest rate (%)	**3.90**	3.76
Expected life (years)	**3.59**	4.00

1 Unadjusted for a reduction of $1.47 in the exercise price as of July 2, 2004 for all options granted prior to July 2, 2004. The weighted-average fair value of the reduction of $1.47 amounted to $0.27 for the 965,044 options granted since January 1, 2003 and still outstanding as of July 2, 2004.

The following pro forma disclosure outlines the impact on the compensation cost for the Company's stock-based employee compensation plans had the Company used the fair value-based method of accounting for awards granted in 2002:

		2006		2005
	Net income	**Basic and diluted income per share**	Net income	Basic and diluted income per share
Net income, as reported	**28.8**	**0.31**	11.5	0.12
Adjustment to net income	**1.2**	**0.01**	(1.7)	(0.02)
Pro forma net income	**30.0**	**0.32**	9.8	0.10

Employee share purchase plan

The Company has an employee share purchase plan (ESPP) to which participating Canadian employees can contribute up to 10% of their pre-tax salary. The Company contributes 50 cents for each dollar a participant contributes, with a maximum contribution of 3% of a participant's earnings. Shares may be purchased from treasury or on the open market at the option of the Company. Compensation expense related to the ESPP amounted to $0.4 million in 2006 ($0.3 million in 2005).

6. Stock-based compensation plans (continued)

Restricted stock plan

In September 2004, the Board of Directors adopted a restricted stock plan for employees (Share Rights Plan). Under the terms of the Share Rights Plan, the Company, on certain specific dates, funds the purchase of Emergis shares which are held in trust to be released to employees upon fulfilment of a vesting condition. In the first quarter of 2006, the Company transferred $1.4 million to the plan trustee for the purchase of Emergis shares. Compensation expense related to this plan amounted to $1.2 million in 2006 ($0.4 million in 2005). Included in shareholders' equity is the related deferred stock-based compensation balance of $1.0 million as at December 31, 2006 ($0.8 million in 2005).

The table below is a summary of the status of the share rights.

Number	2006	2005
Outstanding, beginning of year	**325,269**	254,000
Granted	**289,980**	145,750
Expired	**(29,751)**	(71,024)
Vested	**(32,452)**	(3,457)
Outstanding, end of year	**553,046**	325,269

Directors' share unit plan

Effective October 1999, certain fees payable to eligible directors (those who are not executives of the Company and its affiliates) have been paid in the form of share units under a share unit plan. Under the plan, directors are paid their annual Board retainer fees in share units unless they already hold 200,000 shares or share units, in which case the fees are paid in cash unless the director elects to have them paid in share units. Other fees, such as committee retainer fees and attendance fees, are paid in cash unless the director elects to have them paid in the form of share units. Under the plan, each quarter, a number of share units equal to the number of shares that could be purchased on the open market for a dollar amount equal to the applicable fees payable in share units for such quarter is credited to the account maintained for the director. No shares are purchased on the open market until such time as a director ceases to be a member of the Board of Directors. After a certain period, following the cessation of board service, the Company, at its option, may pay the share units in cash or shares purchased on the open market, in both cases after remittance of applicable withholding taxes. Compensation expense related to the share unit plan amounted to $0.4 million in 2006 ($0.4 million in 2005).

7. Exited activities

In 2006, the Company sold the following assets:

Lien registration solution

On December 8, 2006, the Company sold the assets related to its lien registration solution for total cash consideration of $1.7 million and a further $0.1 million, subject to certain conditions. The Company also incurred transaction costs in the amount of $0.1 million in connection with the disposal. Further consideration of up to $1.3 million may be received, contingent upon the purchaser entering into an agreement with a customer of the lien registration solution, on or before May 16, 2009. The additional contingent consideration, if any, will be recorded as a gain on sale, upon receipt. For the year ended December 31, 2006, the Company recorded a gain on sale of $0.3 million, which was included in income from continuing operations.

In addition, the Company had income from discontinued operations in 2005 and 2006 (See Note 9).

In millions of Canadian dollars, unless otherwise noted

8. Income from contract settlements

Revenue from transition services in the amount of $1.8 million and income from contract settlements in the amount of $2.4 million were recorded in 2005, related to the settlement of the early termination of a service and software license agreement signed in 2001 with an eInvoicing customer and for transition services for such customer in 2005.

9. Discontinued operations

Sale of U.S. Health operations

In March 2004, the Company completed the sale of its preferred provider organization (PPO) and care management businesses, together representing its U.S. Health operations.

Price adjustment to the sale of the PPO operations of U.S. Health

At the time of the sale in March 2004, the U.S. Health subsidiary held options to purchase shares of a publicly traded company. These options remained in the subsidiary at closing, but the sales agreement included a price adjustment in favour of the Company, recorded at a value of $10.0 million, associated with the exercise of the options or the purchase of these options by a third party. In April 2005, the Company had settled this financial instrument for total cash consideration of up to US$15.3 million. The cash consideration received was recorded as a price adjustment to the sale. The Company received a first cash payment in April 2005 of US$9.0 million ($10.9 million) and a second cash payment in April 2006 of US$6.3 million ($7.1 million). A gain of $1.2 million was recorded in income from discontinued operations in the second quarter of 2005 as a result of the first cash payment. The final payment was recorded as a gain on sale in the second quarter of 2006 and was included in income from discontinued operations.

MultiPlan complaint

In 2004, the Company provided an indemnity to the purchaser of the PPO business, MultiPlan Inc., in the sales agreement regarding its PPO business. The indemnity covers principally any breach of representations and warranties, and any covenants in excess of US$2.0 million to a maximum of US$53.3 million, except for tax liabilities and certain other representations, for which there is no deductible and no maximum amount. The Company's representations and warranties remained in force until the end of April 2005, except for claims made before such time and tax and certain other representations, which remain in force until the expiry of the applicable statute of limitations.

In April 2005, MultiPlan Inc. filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with the purchase. The complaint alleges a variety of claims relating to the sales agreement. Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. MultiPlan Inc. advised the Company in 2005 that it had settled these hospital claims for an amount of US$750,000. In July 2005, the Company filed a motion to dismiss certain claims in the complaint. Under U.S. law, this motion, which is made early in the process, is based solely on legal grounds, assuming all factual allegations in the complaint to be true, and was made prior to any discovery. The motion does not challenge the factual claims but addresses the plaintiff's failure to allege sufficient facts to support a legal claim. A decision granting the motion will narrow the scope of the case but will not eliminate the complaint. Should the motion be denied, the Company will retain all factual and other defences to the complaint. No decision has been rendered as of yet.

The Company remains of the view that the allegations are without merit and is taking all appropriate actions to vigorously defend its position. Fees related to the defence of this claim and any other adjustment related to U.S. Health are recorded in the period incurred and are included in income from discontinued operations.

9. Discontinued operations (continued)

Sale of webdoxs operations

In 2004, the Company sold its webdoxs operations, for which two installments of $2.5 million each are to be received in December 2007 and 2008. These remaining balances are included in other current and long-term assets and bear interest at prime plus 1%. In 2005, the Company recorded a gain on sale of $0.5 million, in income from discontinued operations, relating to a contingency clause in the sales agreement.

Sale of eLending U.S. operations

In 2005, the Company sold its eLending U.S. operations for US$13.8 million ($17.2 million). The Company received US$12.0 million ($15.1 million) in cash at closing and US$1.8 million ($2.1 million) in November 2005. The Company also incurred disposition costs of $1.1 million. In 2005, the Company recorded a gain on sale of the eLending U.S. operations of $9.8 million, net of a goodwill write-down of $2.3 million. The gain on sale was included in income from discontinued operations.

The results of operations and cash flows of the U.S. Health, webdoxs and eLending U.S. operations have been reported as discontinued operations as a single line-item in the consolidated financial statements.

The results of discontinued operations presented in the consolidated statements of earnings were as follows:

	2006				2005			
	U.S. Health	**webdoxs**	**eLending U.S.**	**Total**	U.S. Health	webdoxs	eLending U.S.	Total
Revenue	—	—	—	—	—	—	1.2	1.2
Direct costs	—	—	—	—	—	—	1.2	1.2
Gross margin	—	—	—	—	—	—	—	—
Expenses								
Operations	—	—	—	—	—	—	0.5	0.5
Sales and marketing	—	—	—	—	—	—	0.7	0.7
Research and development, net	—	—	—	—	—	—	0.1	0.1
General and administrative	—	—	—	—	—	—	0.7	0.7
	—	—	—	—	—	—	2.0	2.0
Loss before under-noted items	—	—	—	—	—	—	(2.0)	(2.0)
Depreciation	—	—	—	—	—	—	0.1	0.1
Amortization of intangible assets	—	—	—	—	—	—	0.9	0.9
(Gain) loss on sale of assets held for sale	**(7.2)**	**0.1**	—	**(7.1)**	(1.0)	(0.5)	(9.8)	(11.3)
Income (loss) before income taxes	**7.2**	**(0.1)**	—	**7.1**	1.0	0.5	6.8	8.3
Income taxes	—	—	—	—	—	—	—	—
Income (loss) from discontinued operations	**7.2**	**(0.1)**	—	**7.1**	1.0	0.5	6.8	8.3

In millions of Canadian dollars, unless otherwise noted

9. Discontinued operations (continued)

The cash flows from discontinued operations presented in the consolidated statements of cash flows were as follows:

	2006	2005
Operating activities	—	(4.3)
Investing activities	—	—
Financing activities	—	—
Foreign exchange gain on cash held in foreign currencies	—	0.4
Cash flows used for discontinued operations	—	(3.9)

10. Long-term debt

	2006	2005
Obligations under capital leases, secured by moveable hypothecs on the related equipment, bearing interest at a weighted-average rate of 9.7% (10.3% in 2005), and maturing on dates varying from February 2007 to September 2009 (Note 16)	7.3	8.8
Term loans, secured by the underlying intangible assets, bearing interest at a rate of 10.5%, repaid in September 2006	—	0.4
Unsecured non interest-bearing balance of sale, repaid in July 2006	—	0.3
	7.3	9.5
Less: current portion	4.2	5.1
	3.1	4.4

There are no future minimum instalments on long-term debt, except those for obligations under capital leases (Note 16).

The Company has unsecured revolving bank credit facilities totaling $8.0 million. Funds advanced under these facilities are available at a Canadian bank prime rate, banker's acceptance rates plus 1%, U.S. base and LIBOR rates plus 1%. These facilities are renewable annually. At December 31, 2006, an amount of $5.0 million ($4.4 million in 2005), representing irrevocable letters of credit guaranteeing facility operating lease commitments and contract surety for a client, has been committed against these facilities.

The Company, through its acquisition of Gestion InfoPharm in 2004, assumed non-interest-bearing loans of $3.9 million, of which $2.4 million was repaid in December 2005 and $1.5 million was repaid in May 2006. Concurrently, the Company had assumed matching notes, bearing interest at 6.35% which matured in May 2006 for the $1.5 million loan and at 5.5% on the $2.4 million loan which matured in December 2005. These matching notes were pledged as security for the loans. As these pledged notes satisfied in full the required principal payments, the loans had been compensated and both the loans and the notes had been presented on a net basis on the Company's balance sheets.

11. Equity components

Authorized

Unlimited number of shares without par value

Common shares, voting and participating

Preferred shares, issuable in series, non-voting, terms and conditions determinable at issuance

Issued

The stated capital stock is detailed as follows:

	Number	Issued and fully paid	Not issued and not fully paid	Total
		$	$	$
Balance at December 31, 2004	103,528,224	—	—	—
Issue of common shares (a)	4,125	0.1	—	0.1
Repurchase of common shares (b)	(4,112,182)	—	—	—
Substantial repurchase of common shares (c)	(6,011,490)	—	—	—
Balance at December 31, 2005	93,408,677	0.1	—	0.1
Issue of common shares (d)	3,500	—	—	—
Issue of common shares (e)	591,715	3.1	—	3.1
Common shares to be issued (e)	591,715	—	3.1	3.1
Repurchase of common shares (f)	(4,314,668)	(0.2)	—	(0.2)
Balance at December 31, 2006	90,280,939	3.0	3.1	6.1

For the year ended December 31, 2005

(a) 4,125 common shares were issued under the employee share purchase plan.

(b) Under the terms of a normal course issuer bid initiated in February 2005, the Company repurchased 4,112,182 shares for total consideration of $13.1 million, including related expenses. All 4,112,182 shares were settled, paid and cancelled as at December 31, 2005. This amount reduced contributed surplus.

(c) In September 2005, under the terms of a substantial issuer bid, the Company repurchased 6,011,490 shares for total consideration of $22.8 million, including related expenses. This amount reduced contributed surplus.

For the year ended December 31, 2006

(d) 3,500 stock options were exercised to purchase 3,500 common shares for cash consideration of $14 thousand.

(e) 591,715 common shares with a value of $3.1 million were issued relating to the acquisition of Dinmar. 591,715 common shares with a value of $3.1 million are to be issued in March 2007, subject to any claims for indemnification.

(f) Under the terms of a normal course issuer bid initiated in March 2006, the Company repurchased 4,314,668 shares for total consideration of $22.1 million, including related expenses. All 4,314,668 shares were settled, paid and cancelled as at December 31, 2006. $0.2M of this amount reduced capital stock and $21.9M reduced contributed surplus.

In millions of Canadian dollars, unless otherwise noted
Years ended December 31

11. Equity components (continued)

Warrants

In the past, the Company issued warrants in connection with business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners were granted warrants to purchase shares of the Company on a one-for-one basis. No warrants were exercised and no amount was recorded in the financial statements as a result of these arrangements.

The table below summarizes warrant activity.

			2006			2005
	Number of warrants outstanding	**Number of warrants exercisable**	**Weighted-average exercise price of warrants exercisable**	Number of warrants outstanding	Number of warrants exercisable	Weighted-average exercice price of warrants exercisable
Outstanding, beginning of year	—	—	—	350,000	3,612	$ 5.78
Expired/terminated	—	—	—	(350,000)	(3,612)	(5.78)
Outstanding, end of year	—	—	—	—	—	—

Contributed surplus

	2006	2005
Balance, beginning of year	**1,430.2**	1,465.1
Repurchase of common shares (a)	**(21.9)**	—
Amount related to stock-based compensation (b)	**0.1**	1.0
Repurchase of common shares (c)	—	(13.1)
Substantial repurchase of common shares (d)	—	(22.8)
Balance, end of year	**1,408.4**	1,430.2

(a) Under the terms of a normal course issuer bid initiated in March 2006, the Company repurchased 4,314,668 shares for a total consideration of $22.1 million, including related expenses. $0.2M of this amount reduced capital stock and $21.9M reduced contributed surplus.

(b) For the year ended December 31, 2006, the Company expensed $0.1 million ($1.0 million in 2005) relating to stock options. This amount was attributed to contributed surplus.

(c) Under the terms of a normal course issuer bid initiated in February 2005, the Company repurchased 4,112,182 shares for total consideration of $13.1 million, including related expenses. This amount reduced contributed surplus.

(d) In September 2005, under the terms of a substantial issuer bid, the Company repurchased 6,011,490 shares for a total consideration of $22.8 million, including related expenses. This amount reduced contributed surplus.

11. Equity components (continued)

Normal course issuer bid

In February 2005, the Company initiated a normal course issuer bid through the facilities of the Toronto Stock Exchange. Purchases made pursuant to the bid were not to exceed 7,269,000 common shares, which represented approximately 10% of the public float as at January 31, 2005. The common shares acquired pursuant to the bid were cancelled. The bid remained in effect for one year. In 2005, the Company repurchased 4,112,182 shares, which were settled, paid and cancelled for total consideration of $13.1 million, including related expenses.

Following the expiry of the first normal course issuer bid, the Company initiated a second normal course issuer bid in March 2006. Purchases made pursuant to the bid will not exceed 5,970,000 common shares, representing approximately 10% of the public float as at February 17, 2006. The common shares acquired pursuant to the bid were cancelled. Purchases under the bid may continue until March 1, 2007, unless terminated earlier. During 2006, the Company repurchased 4,314,668 shares under the second bid for a total consideration of $22.1 million, including related expenses. These shares were all settled, paid and cancelled as at December 31, 2006.

Substantial issuer bid

In August 2005, the Company initiated an offer to repurchase for cancellation up to $30 million of its common shares, in a range of $3.20 to $3.70 per share, through a Dutch auction-type substantial issuer bid. The bid remained open until September 14, 2005. Pursuant to this bid, the Company repurchased 6,011,490 common shares, or 6% of total common shares then outstanding at $3.70 per share, for total consideration of $22.8 million, including related expenses. The first normal course issuer bid was temporarily suspended during the tender period of this share repurchase offer.

12. Acquisitions

All of the acquisitions listed below were accounted for using the purchase method. The results of operations have been included in the Company's results since their respective dates of acquisition. The purchase price allocated to the acquired technologies and customer relationships is being amortized over a three to five-year period.

The Company acquired the following companies in 2006:

	FrontLine Solutions Inc.	Dinmar Consulting Inc.
	(final)	(preliminary)
Total purchase price allocated as follows:		
Current assets	0.1	6.3
Fixed assets	—	1.1
Other long-term assets	—	0.7
Current liabilities	—	(1.9)
Deferred revenues	(0.4)	(2.6)
Allocation of excess of purchase price:		
Customer relationships	2.0	1.0
Acquired technologies	—	4.5
Goodwill	2.7	31.0
Cost of acquisition	4.4	40.1

In millions of Canadian dollars, unless otherwise noted
Years ended December 31

12. Acquisitions (continued)

FrontLine Solutions Inc.

In May 2006, the Company acquired certain assets and assumed certain liabilities of the pharmacy management services business of FrontLine Solutions Inc. for a cash consideration of $4.2 million. The Company also incurred transaction costs in the amount of $0.2 million in connection with the acquisition, relating mostly to integration costs. The pharmacy management services business, based in Ontario, provided pharmacy solutions that automate the prescription fulfillment process as well as an integrated point-of-service solution for in-store operations.

Dinmar Consulting Inc.

In July 2006, the Company acquired all the issued and outstanding shares of Dinmar Consulting Inc. The acquisition price of Dinmar was $40.1 million, including: $25.9 million in cash; $6.2 million in Emergis treasury shares, of which $3.1 million were issued at closing (0.6 million shares); and $3.1 million (0.6 million shares) are to be issued in March 2007 pending any claims for indemnification; and; $8.0 million to be paid on January 1, 2008 due to the achievement of certain post-acquisition financial targets. The $8.0 million amount is included in long-term deferred credits and other, as at December 31, 2006. Half of this $8.0 million may be paid in Emergis shares, at Emergis' option. Included in the purchase price, are transaction costs of $0.8 million incurred with the acquisition, relating mostly to professional fees and integration costs. Dinmar, based in Ottawa, was a provider of electronic health record technology solutions and consulting services to the health care community. The Company expects to finalize the purchase price allocation in the first quarter of 2007.

The Company acquired the following companies in 2005:

	National Data Corporation of Canada	NDCHealth Pharmacy Systems and Services
Total purchase price allocated as follows:		
Current assets	2.1	0.4
Fixed assets	—	0.1
Current liabilities	(1.4)	(0.1)
Deferred revenues	(0.3)	(0.5)
Allocation of excess of purchase price:		
Customer relationships	3.7	0.7
Goodwill	9.6	1.8
Cost of acquisition	13.7	2.4

National Data Corporation of Canada

In March 2005, the Company acquired all the issued and outstanding shares of National Data Corporation of Canada, from U.S.-based NDCHealth Corporation, for an initial cash consideration of $12.0 million and a further $1.5 million. The Company also incurred transaction costs relating mostly to professional fees and integration costs in the amount of $0.8 million in connection with the acquisition. In March 2006, the purchase price was reduced by $0.6 million in settlement of post-closing indemnification claims by the Company. The reduction was recorded against goodwill. National Data Corporation of Canada provided specialized network and claims transportation services that support the electronic exchange of drug and dental insurance claims between health providers and insurance or adjudication companies.

12. Acquisitions (continued)

NDCHealth Pharmacy Systems and Services

In April 2005, the Company acquired certain assets and assumed certain liabilities of NDCHealth Corporation's Canadian pharmacy systems business for initial cash consideration of $1.8 million and a further $0.4 million, subject to certain conditions. The Company also incurred transaction costs in the amount of $0.2 million in connection with the acquisition, relating mostly to professional fees. The pharmacy systems business, based in Vancouver, provided pharmacy solutions that automate the prescription fulfillment process as well as an integrated point-of-service solution for in-store operations.

13. Restructuring and other charges

In 2006, the Company recorded restructuring and other charges of $0.3 million as an adjustment to the balance payable for a restructuring provision taken in 2004.

In 2005, the Company recorded a reversal of restructuring and other charges of $0.8 million relating to reduced facilities costs and a new severance charge of $0.8 million relating to employee termination.

The table below provides a reconciliation of the balance of the 2004 restructuring provision payable and the combined 2002 and 2003 restructuring provisions payable as at December 31, 2006 and 2005.

	2004	2003 and 2002	Total
Balance at December 31, 2004	14.2	7.4	21.6
Payments made during the year	(10.7)	(4.5)	(15.2)
Balance at December 31, 2005	3.5	2.9	6.4
Charge during the year	0.3	—	0.3
Payments made during the year	(1.9)	(2.1)	(4.0)
Balance at December 31, 2006	1.9	0.8	2.7

The balance of the restructuring provisions as at December 31, 2006 was $2.7 million ($6.4 million in 2005), of which $0.9 million ($3.6 million in 2005) is included in accounts payable and accrued liabilities and $1.8 million ($2.8 million in 2005) is included in long-term deferred credits and others.

In millions of Canadian dollars, unless otherwise noted

14. Net income per share

The reconciliation of diluted income from continuing operations and net income per share for the years ended December 31, 2006 and December 31, 2005 are presented below:

	2006			2005		
	Net income (numerator)	**Number of shares (denominator)**	**Per share amount**	Net loss (numerator)	Number of shares (denominator)	Per share amount
Net income from continuing operations attributable to common shareholders	**$ 21.7**	**92,510,251**	**$ 0.23**	$ 3.2	99,273,514	$ 0.03
Dilutive shares		**757,576**			—	
Dilutive options		**187,918**			18,946	
Diluted net income from continuing operations attributable to common shareholders	**21.7**	**93,455,745**	**0.23**	3.2	99,292,460	0.03
Net income attributable to common shareholders	**28.8**	**92,510,251**	**0.31**	11.5	99,273,514	0.12
Dilutive shares		**757,576**			—	
Dilutive options		**187,918**			18,946	
Diluted net income attributable to common shareholders	**28.8**	**93,455,745**	**0.31**	11.5	99,292,460	0.12

A total of 868,992 non-dilutive options were excluded from the calculation of diluted income from continuing operations per share and dilutive net income per share in 2006 (1,571,116 in 2005) because the average market value of the underlying shares was less than the exercise price of the securities.

15. Cash flow information

	2006	2005
Changes in working capital		
Accounts receivable	**(3.8)**	2.4
Other current assets	**(0.9)**	(1.1)
Accounts payable and accrued liabilities	**(8.3)**	(42.2)
Deferred revenue	**(0.6)**	(7.5)
Deferred credits	**—**	(0.4)
	(13.6)	(48.8)
Non-cash investing and financing activities		
Additions to fixed and intangible assets financed	**2.8**	1.4
Common shares issued related to acquisitions	**3.1**	—

15. Cash flow information (continued)

The table below details cash flows used for acquisitions and from proceeds on sale of businesses, net of disposal costs, for the years ended December 31, 2006 and 2005. Some elements of the price of the acquisitions or the sale of businesses are not paid or received in the year of the transaction.

	2006	2005
Acquisitions		
Dinmar (Note 12)	**(25.6)**	–
FrontLine (Note 12)	**(4.3)**	–
National Data Corporation of Canada (Note 12)	**(0.3)**	(13.3)
NDCHealth Pharmacy Systems and Services (Note 12)	**(0.1)**	(1.9)
Gestion InfoPharm Inc.	**(0.1)**	(0.6)
Other previous acquisitions	**(0.2)**	(1.1)
	(30.6)	(16.9)
Proceeds on sale of businesses, net of disposal costs		
Price adjustment to the sale of the PPO operations of U.S. Health (Note 9)	**7.1**	10.9
Lien registration solution, net of disposal costs paid (Note 7)	**1.6**	–
eLending U.S., net of disposal costs paid (Note 9)	**—**	16.1
Other disposal costs	**(0.2)**	(1.8)
	8.5	25.2

16. Commitments and contingencies

Contractual obligations

The Company has entered into capital leases for the use of computer equipment and software, and operating leases for its premises in Canada and the United States. The leases expire on various dates, at which time the Company has the right, but not the obligation, to purchase the related asset.

Minimum lease payments for capital and operating leases for the next five years are as follows:

	Capital leases	Operating leases
2007	4.6	9.8
2008	2.0	9.7
2009	1.2	8.1
2010	–	7.4
2011	–	5.4
Thereafter, until 2015	–	12.8
Total minimum lease payments	7.8	53.2
Interest included in minimum payments	0.5	–
Total	7.3	53.2

The Company has sublet a portion of its leased premises to third parties, for periods up to March 2011 totaling $10.8 million ($14.5 million in 2005).

Notes to consolidated financial statements

In millions of Canadian dollars, unless otherwise noted
Years ended December 31

16. Commitments and contingencies (continued)

Funds in transit

Acting as a paying agent, the Company had $79.2 million in funds in transit at December 31, 2006 ($60.6 million in 2005) which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf and which are payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis since these funds do not belong to the Company and are held in trust.

MultiPlan complaint

On April 27, 2005, Multiplan Inc., the purchaser of the Company's former PPO business filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with the purchase of the U.S. Health business. The Company remains of the view that the allegations are without merit and is taking all appropriate actions to vigorously defend its position. See Note 9 for further details.

Other litigation

In the normal course of operations, the Company becomes involved in various claims and legal proceedings, contract terminations, acquisition adjustments, price disputes, product warranty recourses, commercial disputes, employee lay-off disputes and other employee-related disputes. While the final outcome with respect to claims and legal proceedings pending at December 31, 2006 cannot be predicted with certainty, it is the opinion of management that their resolution should not have a material adverse effect on the Company's consolidated balance sheet or statement of earnings.

17. Income taxes

The Company's effective income tax rate differs from the amount that would be computed by applying the federal and provincial statutory rate of 35.46% (34.49% in 2005) to the income for the year. The reasons for the difference are as follows:

	2006	2005
Income tax expense (recovery) based on the statutory rate	**7.3**	1.1
Adjustments resulting from:		
Recognition of future income tax assets upon reorganization of subsidiaries	**(4.0)**	(1.8)
Unrecorded temporary differences	**(6.6)**	0.1
Investment tax credits recorded in current income tax provision	**2.7**	1.0
Prior year's tax adjustments and assessments	**—**	(0.1)
Foreign rate differential and other	**(0.5)**	(0.4)
	(1.1)	(0.1)

The tax effects of temporary differences, which give rise to the future income tax asset (liability) at December 31, are as follows:

		Current		Long-term
	2006	2005	**2006**	2005
Non-capital loss carryforwards	**1.4**	—	**3.9**	—
Other items	**—**	0.2	**—**	(0.2)
	1.4	0.2	**3.9**	(0.2)

17. Income taxes (continued)

In 2006, the Company recorded a future income tax asset of $4.0 million ($1.8 million in 2005) upon the reorganization of certain subsidiaries. Recognition of the future income tax asset was possible due to the Company's assessment that it had satisfied the "more likely than not" criterion for utilization of losses. In addition, the tax effect of $6.6 million related to taxable temporary differences was not recorded in the period ($0.1 million tax-effected deductible temporary differences in 2005).

In 2006, the Company recorded $2.7 million of investment tax credits ($1.0 million in 2005) in current income taxes and as a reduction of scientific research and experimental development expenses in the consolidated statement of earnings. The Company also has a scientific research and experimental development tax pool balance of approximately $24.4 million ($16.8 million in 2005). This tax pool is available in future years as a reduction of taxable income.

As at December 31, 2006, the Company had total non-capital loss carry-forwards of approximately $44.1 million ($46.8 million in 2005). The non-capital loss carry-forwards expire in various years until 2025 and are subject to certain restrictions. In addition, the carrying value of depreciable assets for tax purposes exceeds the corresponding book value by approximately $185.0 million ($195.0 million in 2005).

The Company has total tax attributes of $294.1 million ($302.3 million in 2005) consisting of a scientific research and experimental development tax pool balance, non-capital loss carry-forwards and the carrying value of depreciable assets for tax purposes. Due to the uncertain nature of their future realization, the Company has not reflected future income tax assets with respect to its tax attributes except in situations where it had satisfied the "more likely than not" criterion.

18. Foreign currency translation adjustment

Unrealized translation adjustments arise on the translation of foreign currency-denominated assets and liabilities of self-sustaining foreign operations. An unrealized foreign exchange loss of $0.4 million existed at December 31, 2006, compared to a loss of $0.6 million at December 31, 2005. The decrease over 2005 is due to the variation in foreign exchange rates.

19. Operating segment information

The Company currently operates under two reporting segments — Health and Finance.

Health

The Company's main business activities in the health segment included the adjudication and transport of drug, dental and extended health claims primarily on behalf of private and public insurers, the provision of electronic health record technology solutions and related consulting services, and pharmacy management systems.

Finance

This segment offers finance-related electronic business solutions to financial institutions, large corporations, and the real estate legal community. These solutions relate primarily to cash management, the electronic processing and registration of loan documents, debit and credit card authorizations and managed security services.

Non-core

Non-core operations ceased as of June 30, 2004. However, in 2005 and 2006, the Company reversed certain tax provisions related to these operations.

In millions of Canadian dollars, unless otherwise noted
Years ended December 31

19. Operating segment information (continued)

The table below shows the results from continuing operations and goodwill of the segments:

	Health		Finance		Non-core		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Revenue	**113.8**	91.9	**56.2**	67.1	**—**	—	**170.0**	159.0
Direct costs	**20.1**	19.5	**8.7**	9.7	**(0.5)**	(1.1)	**28.3**	28.1
Gross margin	**93.7**	72.4	**47.5**	57.4	**0.5**	1.1	**141.7**	130.9
EBITDA[1] before:	**26.5**	17.4	**8.2**	8.8	**1.0**	2.2	**35.7**	28.4
Restructuring and other charges	**—**	—	**(0.3)**	—	**—**	—	**(0.3)**	—
EBITDA[1]	**26.5**	17.4	**7.9**	8.8	**1.0**	2.2	**35.4**	28.4
Goodwill as at December 31	**77.7**	44.6	**11.2**	11.2	**—**	—	**88.9**	55.8

1 The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines it as net income from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, loss on foreign exchange and income taxes. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as earnings before under-noted items in the consolidated statement of earnings.

There are no inter-segment transactions or significant differences between segment and corporate accounting policies. Both segments share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by segment. In addition, the asset allocation is not used by the Company in its management reporting for decision-making purposes.

The increase in goodwill in the Health segment is due to the goodwill acquired upon the acquisition of certain assets and assumption of certain liabilities of FrontLine Solutions Inc. of $2.7 million and the goodwill acquired upon the acquisition of Dinmar Consulting Inc. of $31.0 million. This increase was reduced by $0.6 million as a result of post-closing indemnification claims in favour of the Company for the 2005 National Data Corporation of Canada acquisition.

Geographic information

The table below sets out certain geographic information relative to the Company's revenue from continuing operations.

	2006		2005	
Revenue				
Canada	**157.9**	**93%**	142.2	89%
United States	**11.3**	**7%**	16.8	11%
Other countries	**0.8**	**—**	—	—
Total	**170.0**	**100%**	159.0	100%

Major customers

In 2006, the Company had a major customer in the Health segment which represented 10.2% of continuing revenue. In 2005, the Company had two major customers, a former related party that represented 10.1% of continuing revenue and a customer in the Health segment that represented 10.2% of continuing revenue.

20. Fair value of financial instruments

The fair value of cash and cash equivalents, temporary investments, accounts receivable, certain assets included in other current assets, accounts payable and accrued liabilities and long-term debt approximate their carrying value. In 2005, the Company settled a financial instrument previously carried at cost of approximately $10.0 million. The financial instrument related to the options held in a public company by the Company's former U.S. Health subsidiary as described in Note 9 — Price adjustment to the sale of the PPO operations of U.S. Health. Fair values are based on estimates using present value and other valuation techniques which are significantly affected by assumptions concerning future cash flows and discount rates and should not be interpreted as being realizable in an immediate settlement of the instruments.

Interest rate risk

The Company is exposed to interest rate risk on a portion of its long-term debt and does not currently hold any financial instruments that mitigate this risk. The Company does not believe that the impact of interest rate fluctuations will be significant.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash equivalents, temporary investments and accounts receivable. The cash equivalents and temporary investments consist mainly of short-term investments. The Company has deposited the cash equivalents with reputable financial institutions, and purchased commercial paper with reputable companies from which the Company believes the risk of loss is remote. The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. As at December 31, 2006, one large Canadian public company represented 16% of accounts receivable. As at December 31, 2005, two customers represented 18% and 15% of accounts receivable, respectively.

Currency risk

The Company's exposure to foreign currency fluctuations is limited to the activities of its self-sustaining foreign subsidiaries. The Company does not believe that the impact of foreign currency fluctuations is significant.

21. Guarantees

In the normal course of business, the Company enters into agreements that may contain features that meet the Accounting Guideline AcG-14 Disclosure of Guarantees definition of a guarantee. These guarantees or indemnities are entered into when the Company disposes of a business, sells or licenses its software or services and other transactions.

Business dispositions and sale of assets

In the context of business dispositions or the sale of assets, the Company usually provides certain indemnifications to the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, resolution of contingent liabilities of the disposed business or assets, or the reassessment of prior tax filings relating to the business or assets sold.

In millions of Canadian dollars, unless otherwise noted

The amount of such indemnities will generally be limited by the agreement. As at December 31, 2006, the *maximum* potential exposure under these guarantees represented a cumulative amount of approximately $77.4 million ($143.5 million as at December 31, 2005), except for liabilities relating to tax and certain other matters for which the agreements do not specify a maximum amount. Claims for breach of representations and warranties under these agreements must be made before various dates, the last of which is July 1, 2008, except for representations relating to tax and certain other matters which are in force until the expiry of the applicable statute of limitations or otherwise as set forth in the agreement. An amount of $0.7 million ($0.8 million in 2005) has been accrued on the consolidated balance sheet as at December 31, 2006 relating to this type of indemnification or guarantee. Historically, the Company has not made any significant payments under these indemnities or guarantees.

Other indemnification agreements

In addition, the Company provides indemnities to other parties in transactions such as the sale of services and licenses. These indemnification agreements require the Company to compensate the other parties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by the other parties to the agreement. The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay other parties. While some of the agreements specify a maximum potential exposure based on fees paid by other parties, some do not specify maximum amounts or limited periods. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued on the consolidated balance sheet relating to this type of indemnification or guarantee for the years ended December 31, 2006 and 2005. Historically, the Company has not made any significant payments under such indemnification agreements.

22. Subsequent event

On February 21, 2007, the Board of Directors approved the Company's plan to initiate a third normal course issuer bid through the facilities of The Toronto Stock Exchange, subject to regulatory approval. Purchases made pursuant to the bid will not exceed 5,560,000 common shares, representing approximately 10% of the public float as at February 21, 2007. The common shares acquired pursuant to the bid will be cancelled. All purchases under the bid will be made during the period from March 2, 2007, to February 29, 2008.

Supplementary financial information

In millions of Canadian dollars, unless otherwise noted
Years ended December 31

	2006	2005	2004	2003[1]	2002[1]
Statement of earnings					
Revenue					
Health	**113.8**	91.9	70.9	56.9	62.6
Finance	**56.2**	67.1	86.4	90.5	96.9
Non-core	**—**	—	39.6	108.7	151.2
Total	**170.0**	159.0	196.9	256.1	310.7
Recurring revenue (% of total revenue)	**87**	94	95	94	88
Gross margin (%)	**83**	82	77	71	69
Income from contract settlements	**—**	2.4	13.8	—	—
Restructuring and other charges	**0.3**	—	17.8	28.2	115.6
EBITDA[2]	**35.4**	28.4	8.0	(33.2)	(149.4)
EBITDA margin (%)	**21**	18	4	(13)	(48)
EBITDA excluding one-time items[3]	**35.7**	26.0	12.0	(5.0)	(33.8)
EBITDA margin excluding one-time items (%)	**21**	16	6	(2)	(11)
Depreciation and amortization	**18.5**	22.0	26.1	29.4	47.1
Net income (loss) from continuing operations	**21.7**	3.2	(73.9)	(60.8)	(164.1)
Net income (loss) from discontinued operations	**7.1**	8.3	12.2	(36.0)	53.8
Net income (loss)	**28.8**	11.5	(61.7)	(96.8)	(110.3)
Net income (loss) from continuing operations excluding one-time items	**18.0**	(1.0)	(11.6)	2.7	(96.4)
Per share data					
Net income (loss) from continuing operations	**0.23**	0.03	(0.72)	(0.59)	(1.62)
Net income (loss) from discontinued operations	**0.08**	0.09	0.12	(0.35)	0.53
Net income (loss)	**0.31**	0.12	(0.60)	(0.94)	(1.09)
Net income (loss) from continuing operations excluding one-time items	**0.19**	(0.01)	(0.11)	0.03	(0.95)
Weighted-average number of shares outstanding (in millions)	**92.5**	99.3	103.4	102.5	101.5
Balance sheet, end of year					
Cash, cash equivalents and temporary investments	**99.7**	136.9	204.8	128.6	99.7
Working capital	**90.9**	109.3	131.1	251.0	14.3
Fixed and intangible assets, net	**40.6**	43.7	50.0	40.5	61.8
Total assets	**280.0**	271.3	352.0	640.7	813.2
Long-term debt	**3.1**	4.4	8.9	11.7	35.9
Shareholders' equity	**218.8**	205.8	225.0	415.3	601.9
Statement of cash flows					
Cash flows from (used for) operating activities	**16.5**	(17.6)	0.2	11.1	(67.0)
Additions to capital assets, including amounts financed and unpaid	**7.1**	12.9	19.5	20.4	24.8

1 The financial information for 2002 and 2003 was not restated for a prior period adjustment.

2 Earnings before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, loss on foreign exchange, other income or expenses, and income taxes.

3 One-time items include income from contract settlements, restructuring and other charges and related reversals, significant gains on sale of assets and asset write-downs, the recognition and write-down of future income tax assets and liabilities, and tax rate adjustments, as applicable. One-time items do not include accruals or reversals of accruals made in the normal course of business.

Corporate governance

Management and the Board of Directors of Emergis seek to attain high standards of corporate governance which are essential to the success of the Company and to the enhancement of shareholder value.

The increased focus on corporate governance by shareholders and regulatory authorities has resulted in new legislative requirements and policy guidelines. To this end, we have implemented various changes and updated our procedures in order to comply with current legislative requirements and evolving best practices in the field of corporate governance. We will also continue to follow these developments carefully, so that we are in a position to respond in a timely manner and make additional changes.

Board structure

Our Board of Directors has overall responsibility for the supervision of the Company's affairs. Its duties include review and approval of the corporate strategy and, consequently, of its key objectives, the annual budget and financial targets.

The Board is currently composed of seven members — all independent directors, with the sole exception of the President and Chief Executive Officer of the Company — and has a non-executive Chairman. The size of the Board enables it to function effectively as a decision-making body.

Each director is expected to show high ethical standards and demonstrate integrity, leadership and financial literacy, while remaining up-to-date in his/her own field of expertise. He/she is also expected to maintain a broad, current knowledge of the Company's activities.

It is the further responsibility of each director to understand the role of the Board and its committees, to ensure his/her availability for attendance at meetings and to adequately prepare and actively participate in those meetings. Board members are also expected to take part in the regular assessment process which includes a review of their own performance as a member of the Board, as well as performance reviews of the Board, its committees and their respective chairpersons.

The Board has appointed the Human Resources and Corporate Governance Committee and the Audit Committee. These two committees are constituted by their own charters, by which the Board delegates certain of its functions. They are made up solely of independent directors. The Board and its committees may engage outside advisors at the expense of the Company.

Human Resources and Corporate Governance Committee (HRCGC)

The Board adopted a revised Charter for the HRCGC on February 17, 2006. The HRCGC has broad responsibility to review any and all matters concerning human resources policies and corporate governance practices within Emergis, including the nomination of directors. The HRCGC consists of four directors. This committee reviews and periodically reports to the Board on:

- The evaluation, identification and recommendation of new candidates for the Board of Directors;
- Directors' compensation;
- The overall effectiveness of the Board and its committees;
- The Company's ongoing corporate governance practices, including any recommended changes to the Code of Business Conduct;
- Senior management appointment, performance, compensation and succession planning.

Audit Committee

The Audit Committee's main objective is to provide an effective overview of the Company's financial reporting process and internal control functions. It is comprised of three directors. All members of the Audit Committee have been determined by the Board to have the requisite level of financial literacy, this being the ability to read and understand a set of financial statements that presents a breadth and level of complexity of accounting issues that are generally comparable to those of Emergis. The Committee has direct communication channels with the Company's auditors to discuss and review specific issues as required.

The Audit Committee assists the Board in fulfilling its functions relating to:

- The integrity of the Company's financial statements and related information;
- The Company's compliance with applicable legal and regulatory requirements, as well as ethical business standards and the Code of Business Conduct;
- The independence, qualifications and appointment of the shareholders' auditors;
- The performance of the Company's internal auditor and shareholders' auditors;
- Management's responsibility for financial disclosure and reporting on internal controls;
- Risk management policies and procedures.

Code of Business Conduct and related policies

Directors are expected to comply with the Board of Directors' Statement of Corporate Governance Principles and Guidelines, and with policies that apply specifically to them – the Conflict of Interest Guidelines for Directors, the Share Ownership Guidelines for Directors, the Insider Trading and Reporting Guidelines for Directors and Officers – as well as with the Code of Business Conduct and the Disclosure Policy. The Code goes beyond the requirements of the law, sets exemplary provisions for general business conduct and provides rules and guidelines for ethical and legal behaviour.

We have developed and implemented the Code and related policies to meet our commitment to the ethical behaviour of Emergis' directors, but also of all employees, officers and consultants. In compliance with the Code, all executives must safeguard the Company's reputation for quality, dependability and integrity; all employees must perform their duties in the best interest of the Company and its shareholders while respecting human rights and legislation. The Code also provides that directors, officers, employees and consultants must avoid placing themselves in situations of conflict of interest.

The Company's Disclosure Policy, ensures that communications to the investment community, the media and the general public are timely, factual and accurate and that they are broadly disseminated to meet all legal requirements. Its goal is to raise awareness, among the directors, senior management and employees of Emergis' approach to disclosure, and to promote adequate and consistent disclosure practices. A disclosure committee comprised of management is responsible for administering and overseeing practices set forth in the policy.

The Company also has "whistleblower" procedures that enable employees to anonymously report concerns that they may have regarding compliance with auditing and accounting matters.

Finally, as information and information systems are critical to Emergis' business, the Company's reputation is directly linked to the way in which both information and information systems are managed. The Company recognizes and supports the ever-growing concern regarding the protection of personal information, and regularly strives to develop and reinforce this aspect of its policies and procedures. In response to these concerns, Emergis has adopted the Corporate Information Security Policy to maintain an adequate level of security, and the Corporate Privacy Policy to safeguard personal information in its possession.

Corporate information

As at February 21, 2007

Board of Directors

Chairman

Jean C. Monty[2]
Corporate director

Directors

François Côté
President and Chief Executive Officer
Emergis Inc.

Pierre Ducros[2]
Corporate director

J. Spencer Lanthier[1]
Corporate director

Peter C. Maurice[1,2]
Corporate director

Eric Rosenfeld[1]
President and Chief Executive Officer
Crescendo Partners, L.P.

Ron Zambonini[2]
Corporate director

1 Member of the Audit Committee
2 Member of the Human Resources and Corporate Governance Committee

Executive team

François Côté
President and Chief Executive Officer

Carlos Carreiro
Executive Vice-President
Service Delivery and Operations

Robert Comeau
Chief Financial Officer

Marc Filion
Executive Vice-President
Health Claims Management

François Gratton
Executive Vice-President
Provider Solutions

Mark Groper
Executive Vice-President
Health - Public Sector

Monique Mercier
Executive Vice-President
Law and Human Resources

Keith Nugara
Senior Vice-President
Financial Services Market

Corporate information

As at February 21, 2007

Share facts

The common shares of Emergis Inc. are listed on the Toronto Stock Exchange (TSX) under the symbol EME.

Emergis' shares are included in the S&P/TSX Composite Index.

Common shares outstanding: 89,588,724

2007 Annual meeting

The annual general meeting of Emergis Inc. will be held on Thursday, May 10, 2007 at 2 p.m. in the Panoramic Hall of the Montréal Science Centre located at 2, de la Commune Street West, in the Old Port of Montréal, Québec.

Shareholders are invited to attend in person or via webcast on our web site at www.emergis.com.

2007 Quarterly earnings release dates

First quarter: April 27, 2007
Second quarter: August 3, 2007
Third quarter: November 9, 2007
Fourth quarter: To be confirmed

Transfer agent

CIBC Mellon Trust Company
Telephone: 1 800 387-0825
generalinquiries@cibcmellon.com

Investor relations

1000, rue de Sérigny, bureau 600
Longueuil (Québec) J4K 5B1
Canada
Telephone: 450 928-6000
Toll-free: 1 866 363-7447
Fax: 450 928-6807
ir@emergis.com

Visit the Investor Relations section on our web site at www.emergis.com

Pour obtenir un exemplaire du rapport annuel en français, veuillez communiquer avec le service des Relations avec les investisseurs.

Head office

1000, rue de Sérigny, bureau 600
Longueuil (Québec) J4K 5B1
Canada
Telephone: 450 928-6000
Toll-free: 1 866 363-7447
Fax: 450 928-6344

www.emergis.com

Design: Cabana Séguin Inc.

Emergis

END